SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Index
(Expressed in millions of reais, unless otherwise indicated)

Independent auditor's report		3
Statement of Financial Position		5
Statement of Income		6
Statement of Comprehensive Income		7
Statement of Cash Flows		8
Statement of Changes in Shareholders’ Equity		9
Statement of Added Value		10
Notes to the financial statements		11
1.	The Company and its operations	11
2.	Basis of preparation of financial statements	11
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	12
4.	Summary of significant accounting policies	18
5.	Critical accounting policies: key estimates and judgments	29
6.	New standards and interpretations	34
7.	Cash and cash equivalents and Marketable securities	35
8.	Trade and other receivables	36
9.	Inventories	39
10.	Disposal of assets and legal mergers	39
11.	Investments	41
12.	Property, plant and equipment	45
13.	Intangible assets	47
14.	Impairment	48
15.	Exploration for and evaluation of oil and gas reserves	54
16.	Trade payables	56
17.	Finance debt	56
18.	Leases	60
19.	Related party transactions	61
20.	Provision for decommissioning costs	66
21.	Taxes	61
22.	Employee benefits (Post-Employment)	73
23.	Shareholders’ equity	80
24.	Sales revenues	82
25.	Other expenses, net	82
26.	Costs and Expenses by nature	83
27.	Net finance income (expense), net	83
28.	Supplemental information on statement of cash flows	84
29.	Segment information	85
30.	Provisions for legal proceedings	89
31.	Commitment to purchase natural gas	85
32.	Collateral for crude oil exploration concession agreements	95
33.	Risk management	95
34.	Fair value of financial assets and liabilities	102
35.	Subsequent events	103
Social Balance		104
Supplementary information on Oil and Gas Exploration and Production		106

Independent auditor's report

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying parent company financial statements of Petróleo Brasileiro S.A. Petrobras ("Company" or "Petrobras"), which comprise the balance sheet as of December 31, 2015 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as of December 31, 2015 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2015, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2015, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis – Impact of the “Lava Jato Operation” on the Company

We draw attention to note 3 to the financial statements which describes the impact of the "Lava Jato Operation" on the Company, including:

(i)             the write-off, in 2014, of R$ 6,194 million in the consolidated financial statements (R$ 4,788 million in the parent company financial statements) related to overpayments incorrectly capitalized on the acquisition of property, plant and equipment;

(ii)             actions being taken in response to this matter, including internal investigations which are being conducted by outside legal counsel under the supervision of a Special Committee created by the Company;

(iii)            the investigation being conducted by the U.S. Securities and Exchange Commission – SEC; and

(iv)            the Civil Inquiry by the State of São Paulo Public Prosecutor’s Office to determine potential damages caused to investors in the Brazilian stock market.

We also draw attention to note 30.4 to the financial statements which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated due to their current status.

Our opinion is not modified as a result of these matters.

Other matters

Supplementary information - Statements of added value

We have also audited the parent company and consolidated statements of value added for the year ended December 31, 2015, the presentation of which is required by Brazilian Corporation Law for publicly listed companies, which are the responsibility of the Company's management, considered as supplementary information for IFRS, which does not require the presentation of the statements of value added. These statements were submitted to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, March 21, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Statement of Financial Position
December 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	2015	2014	2015	2014	Liabilities	Note	2015	2014	2015	2014

Current assets						Current liabilities
Cash and cash equivalents	7	97,845	44,239	16,553	5,094	Trade payables	16	24,913	25,924	28,172	26,575
Marketable securities	7	3,047	24,763	10,794	15,472	Finance debt	17	57,334	31,523	52,913	50,130
Trade and other receivables, net	8	22,659	21,167	20,863	19,319	Finance lease obligations	18	48	42	1,568	1,609
Inventories	9	29,057	30,457	24,015	24,461	Income taxes payable	21.1	410	657	−	−
Recoverable income taxes	21.1	3,839	2,823	1,520	1,297	Other taxes payable	21.1	13,139	10,796	11,762	9,507
Other recoverable taxes	21.1	6,893	7,300	4,986	5,609	Payroll, profit sharing and related charges		5,085	5,489	4,212	4,695
Advances to suppliers		421	1,123	208	923	Pension and medical benefits	22	2,556	2,115	2,436	2,026
Other current assets		5,225	3,138	2,979	1,965	Other current liabilities		7,599	6,113	3,696	2,727
		168,986	135,010	81,918	74,140			111,084	82,659	104,759	97,269
Assets classified as held for sale	10.3	595	13	535	10	Liabilities on assets classified as held for sale	10.3	488	−	488	−
		169,581	135,023	82,453	74,150			111,572	82,659	105,247	97,269

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	17	435,313	319,322	245,439	151,399
Trade and other receivables, net	8	14,327	12,834	6,361	10,671	Finance lease obligations	18	154	148	5,426	4,293
Marketable securities	7	342	290	260	249	Deferred income taxes	21.6	906	8,052	−	9,062
Judicial deposits	30.2	9,758	7,124	8,590	5,927	Pension and medical benefits	22	47,618	43,803	44,546	41,108
Deferred income taxes	21.6	23,490	2,673	15,156	−	Provisions for legal proceedings	30.1	8,776	4,091	7,282	3,338
Other tax assets	21.1	11,017	10,645	9,485	8,943	Provision for decommissioning costs	20	35,728	21,958	34,641	20,630
Advances to suppliers		6,395	6,398	1,017	1,056	Other non-current liabilities		2,138	2,620	1,334	1,994
Other non-current assets		9,550	10,140	8,216	8,206			530,633	399,994	338,668	231,824
		74,879	50,104	49,085	35,052			642,205	482,653	443,915	329,093

						Shareholders' equity
						Share capital	23.1	205,432	205,432	205,432	205,432
Investments	11	13,772	15,282	115,536	82,481	Capital transactions	23.2	21	(646)	237	(430)
Property, plant and equipment	12	629,831	580,990	442,439	437,150	Profit reserves	23.3	92,612	127,438	92,396	127,222
Intangible assets	13	12,072	11,976	9,133	9,108	Other comprehensive income	23.4	(43,334)	(23,376)	(43,334)	(23,376)
		730,554	658,352	616,193	563,791			254,731	308,848	254,731	308,848
						Non-controlling interests	11.5	3,199	1,874	−	−
								257,930	310,722	254,731	308,848
		900,135	793,375	698,646	637,941			900,135	793,375	698,646	637,941

The Notes form an integral part of these Financial Statements.

Statement of Income
December 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company
	Note	2015	2014	2015	2014
Sales revenues	24	321,638	337,260	251,023	269,568
Cost of sales		(223,062)	(256,823)	(174,717)	(208,174)
Gross profit		98,576	80,437	76,306	61,394

Income (expenses)
Selling expenses		(15,893)	(15,974)	(15,130)	(17,430)
General and administrative expenses		(11,031)	(11,223)	(7,561)	(7,983)
Exploration costs	15	(6,467)	(7,135)	(5,261)	(6,720)
Research and development expenses		(2,024)	(2,589)	(2,011)	(2,562)
Other taxes		(9,238)	(1,801)	(7,730)	(1,045)
Impairment of property, plant and equipment, intangible and other assets	14	(47,676)	(44,636)	(33,468)	(34,814)
Write-off - overpayments incorrectly capitalized	3	−	(6,194)	−	(4,788)
Other expenses, net	25	(18,638)	(12,207)	(17,547)	(15,436)
		(110,967)	(101,759)	(88,708)	(90,778)

Loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		(12,391)	(21,322)	(12,402)	(29,384)

Net finance income (expenses):	27	(28,041)	(3,900)	(26,187)	(3,737)
Finance income		4,867	4,634	3,303	3,312
Finance expenses		(21,545)	(9,255)	(18,951)	(5,804)
Foreign exchange and inflation indexation charges, net		(11,363)	721	(10,539)	(1,245)

Share of earnings in equity-accounted investees	11	(797)	451	(4,294)	3,730

Profit sharing	22.7	−	(1,045)	−	(856)

Loss before income taxes		(41,229)	(25,816)	(42,883)	(30,247)

Income taxes	21.7	6,058	3,892	8,047	8,555

Loss for the year		(35,171)	(21,924)	(34,836)	(21,692)

Loss attributable to:
Shareholders of Petrobras		(34,836)	(21,587)	(34,836)	(21,692)
Non-controlling interests		(335)	(337)	−	−
		(35,171)	(21,924)	(34,836)	(21,692)
Basic and diluted loss per common and preferred share (in R$)	23.6	(2.67)	(1.65)	(2.67)	(1.66)

The Notes form an integral part of these Financial Statements.

Statement of Comprehensive Income
December 31, 2015 and 2014 (In R$ million)

	Consolidated		Parent Company
	2015	2014	2015	2014
Loss for the year	(35,171)	(21,924)	(34,836)	(21,692)

Items that will not be reclassified to the statement of income:

Actuarial losses on defined benefit pension plans	(202)	(13,724)	(208)	(12,908)
Deferred Income tax and social contribution	(53)	2,695	(2)	2,540
	(255)	(11,029)	(210)	(10,368)

Unrealized gains / (losses) on cash flow hedge - exports
Recognized in shareholders' equity	(68,739)	(15,650)	(60,712)	(13,918)
Reclassified to the statement of income	7,088	1,673	6,200	1,344
Deferred tax	20,961	4,752	18,534	4,275
	(40,690)	(9,225)	(35,978)	(8,299)
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	35	14	−	−
Reclassified to the statement of income	−	2	−	−
	35	16	−	−

Cumulative translation adjustments in investees (*)	24,545	4,721	23,826	4,763

Share of other comprehensive results in equity-accounted investments	(2,864)	(647)	(7,586)	(2,218)

Total other comprehensive results	(19,229)	(16,164)	(19,948)	(16,122)

Total comprehensive results	(54,400)	(38,088)	(54,784)	(37,814)

Comprehensive results attributable to:
Shareholders of Petrobras	(54,785)	(37,709)	(54,784)	(37,814)
Non-controlling interests	385	(379)	−	−
Total comprehensive results	(54,400)	(38,088)	(54,784)	(37,814)

(*) Includes, in the consolidated, R$ 2,825 (R$ 756 in 2014) related to cumulative translation adjustments in associates and joint ventures.

The Notes form an integral part of these Financial Statements.

Statement of Cash Flows
December 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	31.12.2014
Cash flows from Operating activities
Loss for the year	(35,171)	(21,924)	(34,836)	(21,692)

Adjustments for:
Pension and medical benefits (actuarial expense)	6,388	4,773	5,872	4,225
Share of earnings in equity-accounted investments	797	(451)	4,294	(3,730)
Depreciation, depletion and amortization	38,574	30,677	28,039	22,518
Impairment of property, plant and equipment, intangible and other assets	47,676	44,636	33,468	34,814
Inventory write-down to net realizable value (market value)	1,547	2,461	14	493
Allowance for impairment of trade receivables	3,641	5,555	669	4,401
Exploratory expenditures written off	4,921	5,048	3,784	4,828
Write-off - overpayments incorrectly capitalized	−	6,194	−	4,788
Gains / (Losses) on disposal / write-offs of non-current assets, E&P returned areas and cancelled projets	2,893	743	3,075	4,282
Foreign exchange variation, indexation and unrealized charges and other operations	30,784	8,461	26,094	6,254
Deferred income taxes, net	(8,911)	(8,025)	(8,047)	(8,555)

Increase (Decrease) in assets
Trade and other receivables, net	(1,496)	(5,929)	1,485	(5,712)
Inventories	1,730	1,378	546	2,542
Judicial deposits	(2,526)	(1,194)	(2,640)	(1,067)
Other assets	(2,474)	(5,272)	(3,191)	(6,515)

Increase (Decrease) in liabilities
Trade payables	(3,890)	(2,982)	(11,896)	856
Taxes payable	2,716	(3,171)	3,740	(2,513)
Pension and medical benefits	(2,367)	(1,967)	(2,232)	(1,867)
Other liabilities	1,575	3,230	1,802	2,618
Net cash provided by operating activities	86,407	62,241	50,040	40,968

Cash flows from Investing activities
Capital expenditures	(71,311)	(81,909)	(50,589)	(60,873)
Increase (Decrease) in investments	(344)	(787)	(29,229)	685
Proceeds from disposal of assets	2,592	9,399	2,157	2,194
Divestment (Investments) in marketable securities (*)	25,971	(12,812)	6,054	8,908
Dividends received	874	901	4,699	3,506
Net cash (used in) investing activities	(42,218)	(85,208)	(66,908)	(45,580)

Cash flows from Financing activities
Acquisition of non-controlling interest	243	(250)	−	−
Financing and loans, net:
Proceeds from long-term financing	56,158	72,871	117,844	92,540
Repayment of principal	(49,741)	(23,628)	(82,544)	(76,329)
Repayment of interest	(20,851)	(14,109)	(6,973)	(5,687)
Dividends paid	−	(8,735)	−	(8,735)
Net cash provided by / (used in) financing activities	(14,191)	26,149	28,327	1,789

Effect of exchange rate changes on cash and cash equivalents	23,608	3,885	−	−

Net increase / (decrease) in cash and cash equivalents in the year	53,606	7,067	11,459	(2,823)

Cash and cash equivalents at the beginning of the year	44,239	37,172	5,094	7,917

Cash and cash equivalents at the end of the year	97,845	44,239	16,553	5,094
(*) Reclassification in the parent company, in 2014, of R$ 231, as detailed in note 2.3.

The Notes form an integral part of these Financial Statements.

Statement of Changes in Shareholders' Equity
December 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (including share issuance costs)	Capital transactions	Cumulative translation adjustment	Losses on pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Deferred charges	Non-controlling interests	Total consolidated shareholders' equity
	205,411	1,048	5,196	(3,516)	(8,376)	(548)	16,524	4,503	1,414	126,484	−	348,140	(200)	1,394	349,334
Balance as of January 1, 2014	205,411	1,048				(7,244)					148,925	348,140	(200)	1,394	349,334
Capital increase with reserves	21								(21)			−	−	−	−
Realization of deemed cost of associates						(10)					10	−	−	−	−
Change in interest in subsidiaries		(1,478)										(1,478)	95	1,043	(340)
Loss for the year											(21,692)	(21,692)	105	(337)	(21,924)
Other comprehensive income (loss)			4,763	(11,029)	(9,225)	(631)						(16,122)	−	(42)	(16,164)
Distributions:												−	−	−	−
Offseting of loss against reserves										(21,682)	21,682	−	−	−	−
Dividends												−	−	(184)	(184)
Balance as of December 31, 2014	205,432	(430)	9,959	(14,545)	(17,601)	(1,189)	16,524	4,503	1,393	104,802	−	308,848	−	1,874	310,722
	205,432	(430)				(23,376)					127,222	308,848	−	1,874	310,722

Realization of deemed cost of associates						(10)					10	−	−	−	−
Change in interest in subsidiaries		667										667	−	1,161	1,828
Loss for the year											(34,836)	(34,836)	−	(335)	(35,171)
Other comprehensive income (loss)			23,826	(255)	(40,690)	(2,829)						(19,948)	−	719	(19,229)
Distributions:												−	−	−	−
Offseting of loss against reserves										(34,826)	34,826	−	−	−	−
Dividends												−	−	(220)	(220)
Balance as of December 31, 2015	205,432	237	33,785	(14,800)	(58,291)	(4,028)	16,524	4,503	1,393	69,976	−	254,731	−	3,199	257,930
	205,432	237				(43,334)					92,396	254,731	−	3,199	257,930

The Notes form an integral part of these Financial Statements.

Statement of Added Value
December 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	2015	2014	2015	2014
Income
Sales of products, services provided and other revenues	414,859	425,341	338,059	346,278
Gains and losses on impairment of trade receivables	(3,641)	(5,555)	(669)	(4,401)
Revenues related to construction of assets for own use	68,703	82,389	53,634	68,223
	479,921	502,175	391,024	410,100
Inputs acquired from third parties
Materials consumed and products for resale	(94,453)	(136,809)	(67,401)	(108,578)
Materials, power, third-party services and other operating expenses	(109,876)	(114,879)	(88,143)	(97,797)
Tax credits on inputs acquired from third parties	(22,311)	(26,199)	(19,753)	(24,340)
Impairment of property, plant and equipment, intangible and other assets	(47,676)	(44,636)	(33,468)	(34,814)
Inventory write-down to net realizable value (market value)	(1,547)	(2,461)	(14)	(493)
Write-off - overpayments incorrectly capitalized	−	(6,194)	−	(4,788)
	(275,863)	(331,178)	(208,779)	(270,810)

Gross added value	204,058	170,997	182,245	139,290

Depreciation, depletion and amortization	(38,574)	(30,677)	(28,039)	(22,518)

Net added value produced by the Company	165,484	140,320	154,206	116,772

Transferred added value
Share of profit of equity-accounted investments	(797)	451	(4,294)	3,730
Finance income	4,867	5,355	6,208	6,080
Rents, royalties and others	377	314	420	809
	4,447	6,120	2,334	10,619

Total added value to be distributed	169,931	146,440	156,540	127,391

Distribution of added value

Personnel and officers
Direct compensation
Salaries	19,068	18,832	14,219	14,973
Profit sharing	−	1,045	−	856
	19,068	19,877	14,219	15,829
Benefits
Short-term benefits (**)	1,452	3,661	1,110	3,106
Pension plan	4,133	3,004	3,705	2,606
Medical plan	3,778	3,253	3,433	2,788
	9,363	9,918	8,248	8,500
FGTS	1,301	1,234	1,151	1,093
	29,732	31,029	23,618	25,422
Taxes
Federal (*)	50,297	47,599	45,198	40,475
State	51,888	48,021	33,074	29,313
Municipal	725	431	377	237
Abroad (*)	6,879	6,785	−	−
	109,789	102,836	78,649	70,025

Financial institutions and suppliers
Interest, and exchange and indexation charges	38,768	17,705	37,180	17,628
Rental and affreightment expenses	26,813	16,794	51,929	36,008
	65,581	34,499	89,109	53,636
Shareholders
Non-controlling interests	(335)	(337)	−	−
Absorbed losses	(34,836)	(21,587)	(34,836)	(21,692)
	(35,171)	(21,924)	(34,836)	(21,692)

Added value distributed	169,931	146,440	156,540	127,391

(*) Includes government holdings.

(**) In 2015, include R$ 418 in the Consolidated (R$ 2,443 in 2014), related to spending on Voluntary Separation Incentive Plan - PIDV (R$ 326 in 2015 and R$ 2,285 in 2014 in the Parent Company), as described in note 22.8.

The Notes form an integral part of these Financial Statements.

Notes to the financial statements
(In millions of reais, except when indicate otherwise)

1.      The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company” or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.      Basis of preparation of financial statements

The financial statements include:

Consolidated financial statements

-       The consolidated financial statements are being presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and presents all relevant information related to the financial statements, and only them, corresponding the information used by the Company’s management.

Individual financial statements

-       The individual financial statements are being presented in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Brazilian Corporation Law, and they incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and by rules of the Brazilian Securities Commission (CVM).

-       The standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) converge with the International Accounting Standards issued by the International Accounting Standard Board (IASB). Accordingly, the individual financial statements do not present differences with respect to the consolidated financial statements under IFRS, except for the maintenance of deferred assets, which was fully amortized by December 31, 2014, as established in CPC 43 (R1) approved by CVM deliberation 651/10. See note 4.1.1 for a reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial statements.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value (including derivative financial instruments at fair value through profit or loss), and certain current and non-current assets and liabilities, as detailed in the “summary of significant accounting policies”, set out below.

The annual financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 21, 2016.

2.1.     Statement of added value

The statements of added value present information related to the value added by the Company (wealth created) and how it has been distributed. These statements are presented as supplementary information under IFRS and were prepared in accordance with CPC 09 – Statement of Added Value approved by CVM Deliberation 557/08.

2.2.     Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods when the realization of the investments affects profit or loss.

2.3.     Reclassifications

The Company has reclassified certain amounts from prior periods to conform to current period presentations. Net income or shareholders’ equity were not affected in any of the periods presented and such reclassifications are set out below:

•      Performance bonuses advanced to customers, in the amount of R$ 1,607, in the consolidated, previously classified as trade and other receivables, net, in non-current assets, started to be classified as other long-term receivables, in order to provide a better presentation of its accounts receivable, aligned with market practices.

•      Capitalized finance charges from the disposal of performing receivables (FIDC P), in the parent company, previously classified as a reduction of trade and other receivables, net, in current assets in the amount of         R$ 1,536, started to be classified as current debt, in current liabilities.

•      The portion of financial investments in investment funds of performing receivables, previously classified as cash and cash equivalents, in the parent company, started to be presented as marketable securities. (R$231).

3.     The “Lava Jato (Car Wash) Operation” and its effects on the Company

In 2009, the Brazilian federal police began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato investigation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Beginning in 2014, and over the course of 2015, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members”.

In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain Petrobras employees, including the former Petrobras personnel. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

Certain former executives of Petrobras were arrested and/or charged for money-laundering and passive corruption. Other former executives of the Company as well as executives of Petrobras contractors and suppliers were or are expected to be charged as a result of the investigation. The amounts paid by Petrobras related to contracts with contractors and suppliers involved in the payment scheme were included in historical costs of its property, plant and equipment. However, the Company believes that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the portion of the payments made to these companies and used by them to make improper payments, which represents additional expenses incurred as a result of the payments scheme, should not have been capitalized. Thus, in the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the parent company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

The Company has continuously monitored the investigations for additional information and to assess any potential impact on the adjustments made. No additional information has been identified that impacted the adopted calculation methodology or the recorded adjustment in 2014 for the preparation of the financial statements for the year ended December 31, 2015.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Petrobras will continue to monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.

3.1.     The Company’s response to the facts uncovered in the investigation

The Company has been closely monitoring the investigations and cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU) in the investigation of all crimes and irregularities. We have responded to numerous requests for documents and information from these authorities.

The Company has also cooperated with the U.S. Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), which, since November 2014, have been investigating potential violations of U.S. law based on information disclosed as a result of the Lava Jato investigation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office and by the court hearing the case. As a result, we have entered the criminal proceedings as an assistant to the prosecutor and we have renewed our commitment to continue cooperating to clarify the issues and report them regularly to our investors and to the public in general.

We do not tolerate corrupt practices and illegal acts perpetuated by any of our employees. Accordingly, in 2015 the Company continued to implement measures to improve its corporate governance and compliance systems as part of the process of strengthening the internal control structure.

With respect to Corporate Governance, the Company's bylaws were amended to provide for the Advisory Committees, including the Audit Committee and the Compensation and Succession Committee, which is responsible for determining the qualifications for nominations of executive managers, executive officers and Board members. In addition, the Strategic Committee and Finance Committee were both created. Also, under our new corporate governance rules, the Company must be represented by two officers, acting jointly.

Additionally, Petrobras’ scope of authority was reviewed and a shared authority procedure was implemented, in which at least two managers are needed for decision-making.

With respect to the compliance systems, the Company has restructured its General Ombudsman providing for a single channel for complaints. Petrobras has reviewed and updated the Petrobras Corruption Prevention Program Guide, as well as its contractual instruments and Procurement Guide. The Company is implementing qualification procedures related to the integrity measures requirements for all its contractors, providing due diligence integrity and a system of red flags (alerts). The provisional ban of contracting companies identified by the investigation has also been an important initiative adopted by the Company. A Correction Committee was formed as part of Company's organizational structure to guide, standardize and monitor the implementation of disciplinary sanctions in cases involving fraud or corruption.

In June 2015, the Company approved a revised Business Risk Management Policy (Política de Gestão de Riscos Empresariais), which outlines authorities, responsibilities, principles and guidelines to guide risk management initiatives in Petrobras.

Internal investigations are still in progress and are being carried out by two independent firms hired in October 2014, which report directly to a Special Committee that serves as a reporting line to the Board of Directors. The Special Committee is composed of our Governance, Risk and Compliance Officer, João Adalberto Elek Junior and two other independent and recognized experts: Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court, recognized internationally as a jurist with great experience in analyzing complex legal issues; and Andreas Pohlmann from Germany, who has broad experience in compliance and corporate governance matters.

We established Internal Investigative Committees (Comissões Internas de Apuração) to investigate instances of non-compliance with corporate rules, procedures or regulations. The Committees’ investigation results are shared with the Brazilian authorities in accordance with their progresses.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined five public civil suits addressing acts of administrative misconduct, with the Brazilian Public Prosecutor’s Office on February 20, 2015, and in another suit with the same subject filed by the Federal Government, including demands for compensation for reputation damages.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

In order to secure future compensation to Petrobras for each civil action related to misconduct, the courts granted cautionary orders to impound defendants’ property.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds.

Following a plea agreement with the Brazilian authorities, in 2015 the Company received R$ 230 (R$ 157 on May 13, 2015 and R$ 73 on August 25, 2015) from the funds repatriated by Pedro José Barusco Filho (a former executive manager of the service area) as compensation for damages.

Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

3.2.    Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is not possible to specifically identify the amounts of each overpayment to contractors and suppliers, or periods over which such payments occurred, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write‐off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

It continues to be impracticable to identify the exact date and amount of each overpayment by the Company to the contractors and suppliers because of the limitations described below:

-       The information available to the Company in the testimony identifies the companies involved in the payment scheme and the period of time it was in effect and indicates several affected contracts, but does not specify individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.

-       Petrobras itself did not make or receive any improper payments. They were made by outside contractors and suppliers, so the exact amounts that the Company overpaid to fund these payments cannot be identified. The information to determine the amount by which the Company was overcharged by the cartel members is not contained within the Company’s accounting records.  These records reflect the terms of the contract entered into by the Company, which entailed payments that were inflated because of the conspiracy among the cartel members and the former Petrobras personnel to overcharge Petrobras. Since the Company cannot identify the amount of overpayments for specific contractual payments or in specific accounting periods,   it cannot determine the period in which to adjust property, plant and equipment.

-       Two independent firms are conducting an independent internal investigation, under the direction of the Special Committee mentioned above. The independent internal investigation continues and is not expected to provide additional quantitative information of a kind to support an adjustment to the Company’s financial statements. The information available to the investigators is limited to internal information of Petrobras, so it will not be able to produce specific identified information on the amount by which the Company was overcharged. The money-laundering activities alleged to have occurred were designed to hide the origins and amounts of the funds involved, so specific accounting should not be expected.

-       The ongoing investigations by Brazilian authorities focus on the criminal liability of individuals, and not on establishing a full accounting of the amounts that Petrobras was overcharged by the cartel members or all improper payments made by contractors and suppliers from the Company’s contract payments. These investigations may take several years before all the evidence and allegations are evaluated.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

-       The Brazilian authorities have filed actions against contractors and suppliers and their respective representatives. In these actions, the prosecutors have sought judicial remedies for administrative misconduct (ação de improbidade administrativa) using 3% of the contract prices paid to the contractors and suppliers to measure the actual damages attributable to the payment scheme, which is consistent with the methodology used by the Company to account for the effects of the payment scheme. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time the investigations by Brazilian authorities may take. Brazilian law does not provide for discovery in civil proceedings, so the information that is produced in these proceedings would not be expected to exceed the information produced in the investigation and the criminal proceedings.

As it is impracticable to identify the periods and amounts of overpayments incurred, the Company developed a methodology to estimate the adjustment incurred in property, plant and equipment in the third quarter of 2014 using the five steps described below:

(1) Identify contractual counterparties: the Company listed all the companies identified as cartel members, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2) Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

(3) Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4) Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

(5) Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

The calculation considered all the recorded amounts in the Company’s books and records from 2004 through September 2014 with respect to contracts initially entered into between 2004 and April 2012, and any related supplemental contracts, between the companies of the Petrobras group and the cartel members (individually or in a consortium). This broad scope was used to produce the best estimate for quantifying the aggregate amount of the overpayment, even if there was no specific evidence of overcharging or improper payments under every affected contract. The Company also identified amounts recorded in its books and records concerning specific contracts and projects with the non-cartel members to account for the amounts those companies overcharged Petrobras to fund improper payments they made, unrelated to the payment scheme and the cartel.

The Company clarifies that, since 2015, any supplemental contract involving the Company and companies included in the scope of this methodology requires specific compliance processes aiming to mitigate risk of fraud and corruption, and an analysis of the indispensability of the supplemental contract to the Company’s business purposes. The assessment includes an economic and financial analysis to determine that the supplemental contrac, independently of the analysis of the original contract, is advantageous for the Company and will not involve improper payments. Accordingly, supplemental contracts signed since 2015 do not impact the previous adjustment made.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

The Company has a number of ongoing projects in which the original contract was entered into between 2004 and April 2012. The approach adopted by the Company considers that the overcharge was applied over total contract values.  These include contract payments to be incurred by Petrobras in future periods, because it is impracticable to allocate the aggregate overpayments to specific periods and the portion of the overcharge that relates to future contract payments may have been charged to the Company in prior periods. Therefore, the write-off of overpayments incorrectly capitalized took into account the total contract values and not only contract payments already incurred.  However, as mentioned above, based on the available information, the Company believes that the activity of the cartel associated with the improper payment scheme ceased after April 2012 and that, considering all the developments in the ongoing criminal investigation, the improper payments related to the payment scheme have stopped.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates. The estimate assumes that all contracts with the identified counterparties were affected and that 3% represents the amount by which the Company overpaid on those contracts. Both assumptions are supported by the testimony, even though some testimony indicated lower percentages with respect to certain contracts, a shorter period (2006 to 2011), or fewer contractors involved.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The Company considered all available information for purposes of the preparation of the financial statements for the year ended December 31, 2015 and did not identify any additional information that would impact the adopted calculation methodology and consequently require additional write-offs. Information available to the Company included:

•       Testimonies obtained through plea agreement by the Brazilian Public Prosecutor’s Office that have been made public;

•       Actions of administrative misconduct filed by the Brazilian Public Prosecutor’s Office against cartel members for material damages attributable to the improper payments scheme;

•       Criminal actions filed by the Brazilian Public Prosecutor’s Office against individuals involved in the improper payments scheme, as representatives of contractors, intermediaries or former employees of Petrobras;

•       Court decisions in the actions of administrative misconduct and criminal actions filed by the Brazilian Public Prosecutor’s Office: including a decree of property unavailability of part of defendants, acceptance of provisional arrest of investigated persons, receipt of complaints, among others;

•       Issuance of lower court judgments in certain of the criminal actions filed by the Brazilian Public Prosecutor’s Office;

•       Leniency agreement of a cartel member Setal Engenharia e Construções with Brazilian authorities;

•       Statement of Conduct Cessation of Construções e Comércio Camargo Correa, a cartel member, with the Brazilian authorities;

•       Technical Note 38/2015 of the Administrative Council for Economic Defense - CADE , that justified the initiation of administrative proceedings of the alleged cartel members.

Petrobras closely monitored the progress of both the investigation by Brazilian authorities and the independent law firms throughout 2015 when substantial progress was made. As a result of their work, no new facts that materially impact the Company's previously recorded adjustments or change the methodology adopted were discovered. The Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment made.

3.3.    Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

On December 15, 2015, the State of São Paulo issued the Order of Civil Inquiry Public Prosecutor’s Office  01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company will provide all relevant information required by the authorities.

3.4.    Legal proceedings involving the Company

Note 30 provides information about class actions and other material legal proceedings.

4.    Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

4.1.    Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries), joint operations and consolidated structured entities.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by Petrobras.

Note 11 sets out the consolidated entities and other direct investees.

Petrobras has no equity interest in certain structured entities and control is not determined by voting rights, but by the power the Company has over the relevant operating activities of such entities. Consolidated structured entities are set out below:

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
Fundo de Investimento em Direitos Creditórios Padronizados do Sistema Petrobras	Brazil	Corporate

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4.1.1.      Reconciliation between the parent company’s shareholders’ equity and loss with the consolidated financial

	Shareholders' equity		Loss
	12.31.2015	12.31.2014	2015	2014
Consolidated - IFRS / CPC	257,930	310,722	(35,171)	(21,924)
Non-controlling Interests	(3,199)	(1,874)	335	337
Deferred Expenses, Net of Income Tax (*)	−	−	−	(105)
Parent company - Brazilian Accounting Standards (CPC)	254,731	308,848	(34,836)	(21,692)

(*) Deferred expenses were fully amortized by December 31, 2014.

4.2.    Business segment reporting

The information related to the Company’s operating segments (business areas) is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined by the relevant areas using methods based on market parameters.

The information by business area is segmented according to the management of the Company's business.

Due to the extinction of the international department in 2015, international business management was transferred to the E&P, RTM and Gas & Power business areas, based on the respective businesses which they operate.

The Company operates under the following business areas:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries and the sale of surplus crude oil and oil products produced in the natural gas processing plants to the domestic and foreign markets. The E&P segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing (RTM): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities, in Brazil and abroad, exporting of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and abroad, and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: this segment includes the activities of Petrobras Distribuidora S.A., which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers. This segment also includes oil products distribution operations abroad (South America).

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

Assets and the statement of income by business area are presented in note 29.

4.3.    Financial instruments

4.3.1.      Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.3.2.      Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value, are classified according to the Company’s intention and ability and are subsequently measured as set out below:

-       Fair value through profit or loss – includes financial instruments purchased and held for trading in the short term. These instruments are subsequently measured at fair value with changes recognized in the statement of income in finance income (expenses).

-       Held-to-maturity – includes non-derivative financial instruments with fixed or determinable payments and fixed maturity, for which Management has the clear intention and ability to hold to maturity. These instruments measured at amortized cost using the effective interest rate method.

-       Available-for-sale – includes non-derivative financial instruments that are designated as available for sale or are not classified as financial assets at fair value through profit or loss or held-to-maturity investments. These instruments are measured at fair value and changes are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income when the instruments are derecognized.

Subsequent value changes attributable to the change in interest rates (or interest income), foreign exchange rate, and inflation (price indices) are recognized in the statement of income for all categories, when applicable.

4.3.3.      Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for impairment or uncollectible receivables.

The Company recognizes an allowance for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Impairment losses on trade receivables are recognized in the statement of income in selling expenses.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

4.3.4.      Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

4.3.5.      Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Gains or losses arising from changes in fair value are recognized in the statement of income in finance income (expense), unless the derivative is qualified and designated for hedge accounting.

4.3.6.      Cash flow hedge accounting

The Company mitigates the risk of its results through the use of derivative and non-derivative instruments, some of which qualify for cash flow hedge accounting.

Hedging relationships qualify for cash flow hedges when they involve the hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in the statement of income.

When the hedging instrument expires or is sold, terminated or exercised or no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

4.4.     Inventories

Inventories are determined by the weighted average cost flow method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, LNG, fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and LNG inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Maintenance materials, supplies and others are mainly comprised of production supplies, and operating and consumption materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at the identified cost.

4.5.     Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation the parties have rights to the assets, and obligations for the liabilities, relating to the arrangement and in a joint venture, the parties have rights to the net assets of the arrangement.

In the parent company’s financial statements, investments in associates, subsidiaries and joint ventures are accounted for by the equity method from the date on which they become an associate, a joint venture or a subsidiary. In the parent company’s financial statements, only joint operations structured through separate vehicles (i.e. incorporated entities) are accounted for by the equity method. For other joint operations the Company recognizes the amount of its share of assets, liabilities and related income and expenses.

Accounting policies of joint ventures and associates have been modified, where necessary, to ensure consistency with the policies adopted by Petrobras. Distributions received from an investee reduce the carrying amount of the investment.

4.6.     Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in the statement of income when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as changes in interest in subsidiaries.

4.7.     Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of crude oil and natural gas are accounted for using the successful efforts method of accounting, as set out below:

- Costs related to geological and geophysical activities are expensed when incurred.

- Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized.

- Costs directly attributable to exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Unsuccessful exploratory wells are charged to expense when they are considered dry holes, uneconomic (did not encounter potentially economic oil and gas quantities) or were abandoned due to mechanical accidents. Exploratory wells that have discovered oil and gas reserves, which cannot be classified as proved when drilling is completed, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

 - Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic.

- Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

4.8.     Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

A condition of continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if the recognition criteria are met or otherwise expensed when incurred. The capitalized costs are depreciated over the period through to the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

General and specific borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful lives of the assets or by applying the unit-of-production method to the related assets. The Company suspends capitalization of borrowing costs during extended periods in which it suspends active development of a qualifying asset.

Except for assets with useful lives shorter than the life of the field, which are depreciated based on the straight-line method, depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method.

Assets with useful lives shorter than the life of the field, floating platforms and assets that are unrelated to oil and gas production are depreciated based on the straight line method.

The unit-of-production method of depreciation (amortization) is computed based on a unit-of-production basis (monthly production) over the proved developed oil and gas reserves, applied on a field-by-field basis.

Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonuses (capitalized acquisition costs) and the acquisition costs with respect to the Assignment Agreement (note 12.3), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field-by-field basis.

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight-line basis. Note 12 provides further information about the estimated useful life by class of assets.

4.9.    Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs); public service concessions; trademarks; patents; software and goodwill for expectations of future profitability, resulting from the acquisition of a controlling interest. In the individual financial statements, this goodwill is presented in investments.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality. The acquisition costs with respect to the Assignment Agreement were reclassified to property, plant and equipment, as set out in note 12.3. On December 29, 2014 the Company submitted the declaration of commerciality of the last area of the agreement to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP. Signature bonuses are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.10.   Impairment

Property, plant and equipment and intangible assets with definitive lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The impairment test is performed by a comparison of the carrying amount of an individual asset or a cash-generating unit (CGU) with its recoverable amount. Whenever the recoverable amount is less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s post-tax weighted average cost of capital (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For purposes of the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field-by-field or group of fields basis, based on cash flow projections.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.11.   Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments, both determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer substantially all the risks and rewards incidental to ownership of the leased item, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

4.12.   Assets classified as held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The Company approved a divestment plan and is considering opportunities to sell different assets and businesses. The divestment portfolio is dynamic because changes in market conditions and/or in the Company’s evaluation of its different businesses may affect any ongoing negotiation or potential transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale occurs within 12 months after the classification as held for sale. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

However, events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that it remains committed to its plan to sell the assets (or disposal groups).

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

4.13.   Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility when it terminates its operations due to the exhaustion of the area or economic feasibility.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (with a corresponding liability) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

The estimates for abandonment and dismantling of areas are revised annually and depreciated similarly to property, plant and equipment, based on the class of the asset. Unwinding of the discount of the corresponding liability is recognized as a finance expense, when incurred.

Future decommissioning costs for oil and natural gas producing properties are initially recognized after a field is declared to be commercially viable, on a field by field basis, and are revised annually.

4.14.   Provisions, contingent assets and contingent liabilities

Provisions are recognized when there is a present obligation (legal or constructive) that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent assets are not recognized, except when the realization of income is virtually certain.

Contingent liabilities for which the likelihood of loss is considered to be possible or which are not reasonably estimable are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

4.15.   Income taxes

Income tax expense for the period comprises current and deferred tax.

Current income taxes

Brazil has enacted corporate tax reform, Law 12.973 as of May 13, 2014. Beginning in 2015, the Company has adopted the provisions of the enacted law in order to determine its taxable profit for the year. The prior tax regime, called the Transition Tax Regime (Regime Tributário de Transição - RTT) was revoked and the  impact of the adoption of the new tax regime is set out in note 21.5.

Current tax expense is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and tax authority , when a legally right and intention to set off current tax assets and current tax liabilities exists.

Deferred income taxes

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections supported by the Company’s Business and Management plan and approved by Management.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Deferred tax assets and deferred tax liabilities are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

4.16.   Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Actuarial assumptions include demographic assumptions, financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in the statement of income; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net defined benefit liability (asset) that arises from the passage of time.

Remeasurement of the net defined benefit liability (asset) is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) the return on plan assets, less interest income earned on these assets.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage of salaries.

4.17.   Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a capital transactions.

To the extent the Company proposes distributions to shareholders, such dividends and interest on capital are determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil to the entity distributing interest on capital. Tax benefits from the deduction of interest on capital are recognized in the statement of income.

4.18.   Other comprehensive income

Other comprehensive income include changes in fair value of available-for-sale financial instruments, effective portion of cash flow hedge, actuarial gains and losses (remeasurement of the net defined benefit liability) and cumulative translation adjustment.

4.19.   Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Government grants related to expenses are recognized as revenue in the statement of income on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets are initially recognized as deferred income and transferred to the statement of income over the useful life of the asset on a straight-line basis.

4.20.   Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains or losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

5.     Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out following:

5.1.    Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates and for impairment tests.

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity of equipment and facilities.

The Company determines its oil and gas reserves both pursuant to the SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use an average price considering the each first day of the last 12 months); concession period (ANP permits for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

a)         Oil and gas reserves: depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would prospectively reduce the amount of expenses with depreciation, depletion and amortization.

See notes 4.8 and 12 for more detailed information about depreciation, amortization and depletion.

b)      Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

Oil and gas exploration and production assets are tested annually for impairment, irrespective of whether there is any indication of impairment.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. The impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital expenditure decisions, which are considered reasonable estimates, given market indicators and experience. When determining the value in use of those assets, short-term price volatility affects the cash flow estimates for the first years.

Lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

See notes 4.8 and 12 for more detailed information about oil and natural gas exploration and development assets.

5.2.    Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur when investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation of assets into CGUs.

The assumptions set out below have been consistently applied by the Company:

a)    Exploration and Production CGUs:

         i) Crude oil and natural gas producing properties CGU: comprised of exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. As of December 31, 2015, the Company changed the aggregation of certain crude oil and natural gas producing properties located in mid-southern Campos Basin into a cash-generating unit (the Centro-Sul group of crude oil and natural gas producing properties). Certain fields were disaggregated from the CGU and impairment tests were run separately for those individual fields. The manner by which the CGU is identified was changed as a result of: (a) the beginning of production shutdown in the Bicudo field; (b) the sale of Bijupirá and Salema fields; and (c) a reassessment of the areas’ natural gas production process, reflecting an increase in the domestic demand for natural gas in the thermoelectric industry, which resulted in a decrease in the need for natural gas reinjection. Accordingly, the following fields have been disaggregated from the CGU: Espadarte, Linguado, Bicudo, Badejo, Pampo, Trilha, Tartaruga Verde and Tartaruga Mestiça; and

ii) Drilling Rigs CGU: comprised of drilling rigs, where each drilling rig represents an independent CGU.Refining, transportation and marketing CGU’s.

b)    Downstream CGUs:

i) Downstream CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market. During the quarter ended December 31,2014, Complexo Petroquímico do Rio de Janeiro (Comperj) and the second refining unit of Refinaria Abreu e Lima (RNEST), both assets under construction, were removed from the Downstream CGU and assessed for impairment individually due to a range of circumstances that include: a) postponement of projects; b) a decrease in expected future operating revenues following the decline in international crude oil prices, c) the devaluation of Brazilian Real, d) difficulties in accessing the capital markets, and e) insolvency of contractor and suppliers and a consequent shortage of qualified contractors and suppliers (as a result of the difficulties created for suppliers by the Lava Jato investigation or otherwise);

ii) Petrochemical CGU: the PetroquímicaSuape and Citepe petrochemical plants;

iii) Transportation CGU: Transpetro’s fleet of vessels;

iv) SIX CGU: shale processing plant; and

v) other operations in Brazil and abroad defined as the smallest group of assets that generates independent cash flows.

c)    Gas & Power CGU’s:

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants. During the quarter ended December 31, 2014, after the interruption of the construction of the fertilizer plant Unidade de Fertilizantes Nitrogenados III (UFN III) (MS), the Company terminated the construction contract with Consórcio UFN III due to poor performance. After this interruption, the Company decided to re-evaluate its implementation schedule, postponing the necessary actions of hiring a new company to execute the remaining scope as long as measures to preserve the Company’s capital are in place. In addition, during 2015, the updated 2015-2019 Business and Management Plan excluded the fertilizer plant Unidade de Fertilizantes Nitrogenados V (UFN V). As a result, the Company excluded the assets under construction UFN III and UFN V from the Gas & Power CGU and each one was assessed for impairment separately;

ii) Power CGU: thermoelectric power generation plants; and

iii) other operations in Brazil and abroad defined as the smallest group of assets that generates largely independent cash flows.

d)   Distribution CGU:

Comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A.

e)   Biofuels CGU’s:

Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply; and

Investments in associates and joint ventures including goodwill are individually tested for impairment.

See notes 4.10 and 14 for more detailed information about impairment.

5.3.    Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

-       Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

-       Medical costs: comprise the projected annual growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, decreasing gradually over 30 years, to converge with a general price inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

5.4.    Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal advice and Management’s best estimates.

See note 30 for more detailed information about contingencies and legal proceedings.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

5.5.    Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Notes 4.13 and 20 provides further detailed information about the decommissioning provisions.

5.6.    Deferred income taxes

The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. Deferred tax liabilities are recognized for all taxable temporary differences.

In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), approved by the Board of Executive Officers annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 21.6.

5.7.       Cash flow hedge accounting involving the Company’s future exports

For cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable. The Company determines the portion of its future exports that meet the criteria of being “highly probable future exports” by determining a percentage of total forecast exports based on a time series comparing realized and forecast exports (based on its five-year Business and Management Plan - BMP and its long-term Strategic Plan projections). Forecast future exports are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The ratio of highly probable future exports to total forecast exports is reviewed annually, at least.

Projections of future exports are determined based on the Company’s operational and capital expenditure optimization model and are affected by different assumptions, including crude oil and oil products prices, the Company’s projected crude oil and natural gas production and domestic demand.

See note 33.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

5.8.    Write-off – overpayments incorrectly capitalized

As described in note 3, in the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

To account for these overpayments, the Company developed an estimation methodology, as set out in note 3. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

5.9.    Allowance for impairment of trade receivables

Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims a significant probability of a debtor filing for bankruptcy and others.

See note 8 for more detailed information about allowance for impairment of trade receivables.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

6.     New standards and interpretations

a)       IASB - International Accounting Standards Board

The following standards and amendments to standards were issued by the IASB and are not effective as of December 31, 2015. The Company did not early adopt those standards:

Standards	Brief Description	Effective Date
Amendment to IFRS 11 “Joint Arrangements”

Requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation (as defined under IFRS 11) that constitutes a "business (as defined under IFRS 3)."

January 1, 2016
Amendment to IFRS 10 “Consolidated Financial Statements” and to IAS 28 “Investments in Associates and Joint Ventures”

States that when an asset is sold to, or contributed in an associate or a joint venture, and the asset meets the definition of business (IFRS 3), the gain or loss shall be fully recognized by the investor (regardless of the participation of third parties in the associate or joint venture). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. However, if the sale or contribution does not meet the definition of business as defined by IFRS 3/CPC 15, any gain or loss shall be recognized by the investor in proportion to the participation of third parties in the associate or joint venture.

Indefinitely postponed
IFRS 15 – “Revenue from Contracts with Customers”

Sets out requirements for revenue recognition, measurement and disclosure. According to IFRS 15, revenue is recognized when a customer obtains control of a good or service sold. It changes the current model, based on which revenue is recognized when significant risks and rewards of ownership are transferred. In addition IFRS 15 provides guidance for revenue recognition in more complex cases.

January 1, 2018
IFRS 9 - "Financial Instruments"

Establishes a new model of financial assets classification, based on their cash flow characteristics and entity's business model objective for them. This standard also changes the assumptions of financial assets impairment recognition based on expected losses.

Adds new requirements regarding hedge accounting.

January 1, 2018

The Company is assessing the impact the new standards and amendments to standards may have on future periods.

IFRS 16 – “Leases”

On January 13, 2016, the IASB issued IFRS 16 "Leases", which will be effective for fiscal years beginning on or after January 1, 2019 and will replace IAS 17 "Leases" and related interpretations.

IFRS 16 sets out requirements for leases identification, recognition, measurement, presentation and disclosure according to the lessee and lessor perspectives.

Among the changes for lessees, IFRS 16 eliminates classification between financial and operating leases, required by IAS 17. Therefore, it will be a single model in which all leases will result in the recognition of assets related to the use of rights of assets leased. If the payments provided for in the commercial leases are due over time, financial liabilities should be recognized as well.

For lessors, IFRS 16 will maintain the classification as either financial or operating leases as required by IAS 17. IFRS 16 will not substantially change the way leases will be accounted for lessors when compared to IAS 17.

The Company is assessing the impacts of this new standard and believes that the adoption of IFRS 16 may cause a significant increase in assets and liabilities in its consolidated statement of financial position. Accordingly, the Company may also need to negotiate some covenants in its loan agreements with BNDES – (Brazilian Development Bank) when a reliable estimate of these impacts can be made.

b)        Brazilian Tax Law

On December 30, 2015, the State of Rio de Janeiro enacted two laws that increase the tax burden on the oil industry, from March 2016, as follows:

•         Law 7.182 – establishes a new levy for the Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG), over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro; and

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

•         Law 7.183 – establishes a new tax charge on transactions involving the crude oil cycle - 18% VAT (ICMS).

The Company believes that neither of these laws have a basis as valid legal statutes and plans to file appeals to the Brazilian Federal Supreme Court to prove that they are unconstitutional.

7.     Cash and cash equivalents and Marketable securities

Cash and Cash Equivalents	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Cash at bank and in hand	3,157	1,884	4	2
Short-term financial investments

- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	3,599	5,311	1,100	4,182
Other investment funds (*)	42	107	2	51
	3,641	5,418	1,102	4,233
- Abroad
Time deposits	51,842	23,110	−	−
Automatic investing and interest checking accounts	34,471	9,491	15,447	−
Other financial investments	4,734	4,336	−	859
	91,047	36,937	15,447	859
Total short-term financial investments	94,688	42,355	16,549	5,092
Total cash and cash equivalents	97,845	44,239	16,553	5,094

(*) Reclassification in 2014 of R$ 231 in the parent company, as detailed in note 2.3.

Short-term financial investments in Brazil comprise highly-liquid investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities	Consolidated						Parent Company
	12.31.2015			12.31.2014			12.31.2015	12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total	Total	Total

Trading securities	3,042	−	3,042	7,146	−	7,146	2,982	7,092
Available-for-sale securities	21	5	26	6	50	56	2	52
Held-to-maturity securities (*)	271	50	321	270	17,581	17,851	8,070	8,577
	3,334	55	3,389	7,422	17,631	25,053	11,054	15,721
Current	3,042	5	3,047	7,146	17,617	24,763	10,794	15,472
Non-current	292	50	342	276	14	290	260	249

(*) Reclassification in 2014 of R$ 231 in the parent company, as detailed in note 2.3.

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits in highly-rated financial institutions. These financial investments have maturities of more than three months and are classified as current assets due to the expectation of their realization in the short term.

In the parent company the relevant held-to-maturity securities refer to the investments in the Receivables Investment Fund, as presented in note 19.2.

8.     Trade and other receivables

8.1.   Trade and other receivables, net

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Trade receivables
Third parties (*)	28,358	26,620	10,975	10,657
Related parties
Investees (note 19.5)	2,085	2,293	15,176	19,913
Receivables from the electricity sector (note 8.4)	13,335	7,879	3,940	765
Petroleum and alcohol accounts - receivables from Federal Government (note 19.6)	857	843	857	843
Other receivables	6,625	5,322	2,790	2,685
	51,260	42,957	33,738	34,863
Allowance for impairment of trade receivables	(14,274)	(8,956)	(6,514)	(4,873)
	36,986	34,001	27,224	29,990
Current	22,659	21,167	20,863	19,319
Non-current	14,327	12,834	6,361	10,671

(*) Reclassification in 2014 of R$ 1,536 in the parent company and of R$ 1,607 in the consolidated, as detailed in note 2.3.

8.2.    Trade receivables overdue - Third parties

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Up to 3 months	1,229	2,186	328	1,050
From 3 to 6 months	701	472	412	187
From 6 to 12 months	3,135	480	2,775	151
More than 12 months	6,775	4,866	2,498	1,218
	11,840	8,004	6,013	2,606

8.3.    Changes in the allowance for impairment of trade receivables

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Opening balance	8,956	3,293	4,873	473
Additions (*)	7,133	5,801	3,830	4,472
Write-offs	(41)	(5)	−	−
Reversals	(2,476)	(318)	(2,189)	(72)
Cumulative translation adjustment	702	185	−	−
Closing balance	14,274	8,956	6,514	4,873

Current	6,599	3,845	4,022	2,230
Non-current	7,675	5,111	2,492	2,643

(*) In 2015, includes additions related to: electricity sector R$ 4,056; losses on fines R$ 1,206; and thermical interconnected system R$ 233.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

8.4.    Trade receivables - electricity sector (Isolated Electricity System)

	Consolidated
				PCLD
	As of 12.31.2014	Sales	Amounts received	Constitution	Reversal	Transfers (*)	Inflation indexation	As of 12.31.2015
Related parties (Eletrobras Group)

Amazonas Distribuidora De Energia	5,283	2,651	(2,206)	(1,436)	299	2,179	1,023	7,793
Centrais Elétricas do Norte	127	258	(380)	(1)	−	−	−	4
Centrais Elétricas de Rondônia	1,252	1,355	(753)	(912)	47	−	122	1,111
Others	344	361	(211)	(269)	22	−	51	298
Trade receivables, net - Eletrobras Group	7,006	4,625	(3,550)	(2,618)	368	2,179	1,196	9,206
Third parties
Cigás	1,133	2,379	(1,457)	(965)	1,528	(2,179)	119	558
Centrais Elétricas do Pará	92	704	(765)	(140)	196	−	14	101
Cia de Eletricidade do Amapá	−	218	(90)	(296)	47	−	156	35
Cia de Energia de Pernambuco - CELPE	−	318	(310)	−	−	−	−	8
Others	18	294	(292)	(37)	41	−	−	24
Trade receivables, net - Third parties	1,243	3,913	(2,914)	(1,438)	1,812	(2,179)	289	726
Total trade receivables, net	8,249	8,538	(6,464)	(4,056)	2,180	−	1,485	9,932

Trade receivables - Eletrobras Group	7,879	4,625	(3,550)	−	−	3,185	1,196	13,335
(-) Allowance for impairment of trade receivables	(873)	−	−	(2,618)	368	(1,006)	−	(4,129)
Trade receivables, net - Eletrobras Group	7,006	4,625	(3,550)	(2,618)	368	2,179	1,196	9,206
Third parties	4,915	3,913	(2,914)	−	−	(3,185)	289	3,018
(-) Allowance for impairment of trade receivables	(3,672)	−	−	(1,438)	1,812	1,006	−	(2,292)
Third parties, net	1,243	3,913	(2,914)	(1,438)	1,812	(2,179)	289	726
Total trade receivables	12,794	8,538	(6,464)	−	−	−	1,485	16,353
(-) Allowance for impairment of trade receivables	(4,545)	−	−	(4,056)	2,180	−	−	(6,421)
Total trade receivables, net	8,249	8,538	(6,464)	(4,056)	2,180	−	1,485	9,932

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement, which establishes that overdue payables from Cigás to Petrobras can be transferred to Amazonas Distribuidora de Energia when certain conditions are met.

As of December 31, 2015, R$ 7,494 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was R$ 9,932 (R$ 8,249 in 2014) as of December 31, 2015.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras.

In 2013, a new legislation significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras (the Brazilian Ministry of Mines and Energy participated directly in the negotiations) with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, R$ 7,380 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC (R$ 6,084 as of December 31, 2014). This debt acknowledgement agreement is not overdue as of December 31, 2015.

In 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has already resulted in increases in the tariffs charged to end customers beginning in the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Due to the time required for increasing the amount of electricity tariffs from end-users of electricity distributors in order to provide financial stability of these companies, the recovery flow of CCC funds is occurring slowly, which is delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers to the Company.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, as a consequence, the insolvency of these receivables increased. However, recent experience has shown that the Company’s expectations have been frustrated and, as a consequence, theses receivables continue to be delinquent.

The Company intended to enter into a debt acknowledgement agreement and pledge additional CDE credits as collateral, reflecting governmental authorization to allow for a renegotiation of CDE’s debt with companies that are creditors of the CCC and had to overdue receivables between December 1, 2014 and June 30, 2015. However, due to the current unconcluded negotiation the Company recognized in the last quarter of 2015 an allowance for impairment by the total amount of these receivables (R$ 2,620).

As a result, and based on Management’s evaluation, the Company has increased the allowance for impairment by trade receivables, in the statement of income for the year 2015, in the amount of R$ 1,876 (R$ 4,511 in 2014) as follows:

•      Constitution of allowance for impairment by trade receivables, in the amount of R$ 4,056 in 2015 (R$ 4,511 in 2014), including collaterals in negotiation in the amount of R$ 2,620, with respect to uncollateralized receivables related to products supplied after November 1, 2014, which were not received as of December 31, 2015; and

•      Reversal of allowance for impairment of trade receivables of R$ 2,180 following CDE receivables pledged as collateral and from the existence of restricted funds deposited in an escrow account arising from payments related to a purchase and sale agreement signed on May 7, 2015.

The Company continues to negotiate additional collaterals with Eletrobras and has implemented procedures to avoid additional defaults, by requiring prepayments for suppling products, except for customers holding legal injunctions that forbid the Company to require prepayments, for example.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

9.     Inventories

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Crude oil	11,305	10,563	10,425	8,883
Oil products	8,613	11,510	6,612	9,046
Intermediate products	2,390	2,268	2,390	2,268
Natural gas and LNG (*)	989	951	436	557
Biofuels	616	398	65	45
Fertilizers	239	91	190	91
	24,152	25,781	20,118	20,890
Materials, supplies and others	4,967	4,797	3,935	3,670
	29,119	30,578	24,053	24,560
Current	29,057	30,457	24,015	24,461
Non-current	62	121	38	99

(*) LNG - Liquid Natural Gas

Inventories are presented net of a R$ 607 allowance reducing inventories to net realizable value (R$ 399 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. The amount of write-down of inventories to net realizable value recognized as cost of sales in 2015 is R$ 1,547 (R$ 2,461 in 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,711 (R$ 6,151 as of December 31, 2014), as set out in note 22.1.

10.     Disposal of assets and legal mergers

10.1.   Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 million, made on the same date. The Company recognized a US$ 77 million gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. for R$ 870 to Videolar S.A. and its controlling shareholder, subject to certain condition precedent, including approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded in accordance with the sales and purchase agreement and a R$ 145 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed and the Company received an additional of R$  223 recorded in other income.

Sale of interest in Gaspetro

On December 28, 2015, Petrobras concluded the disposal of 49% equity interest in its subsidiary Petrobras Gas S.A. (Gaspetro) to Mitsui Gás e Energia do Brasil Ltda (Mitsui-Gás).

Mitsui Gas paid R$ 1,933 in a single installment after the fulfillment of all conditions set forth in the sales and purchase agreement signed on October 23, 2015, including the unrestricted final approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica - CADE). This disposal did not result in loss of control of Gaspetro, therefore R$ 988 (R$ 652 net of taxes) was recognized as an adjustment to equity.

Although the Company has been cited in certain lawsuits concerning this transaction, there is no indication to date that circumstances may affect the disposal and the Company is preparing its legal defense.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

10.2.   Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

10.3.   Assets classified as held for sale

As of December 31, 2015, the Company classified R$ 595 as assets held for sale (R$ 13 in 2014) including: R$ 587 related to the Bijupirá and Salema production fields and R$ 8 regarding PI, PIII and PIV drilling rigs (R$13 in 2014). In addition, the amount of R$ 488 classified as liabilities on assets classified as held for sale refers to the provision for decommissioning costs directly associated to Bijupirá and Salema fields.

The Company tested these assets for impairment and recognized impairment losses as set out in note 14.3.

On February 26, 2016, the sales contracts of Bijupirá and Salema were terminated as set out in note 35. Accordingly, the amounts regarding these fields will be reclassified to property, plant and equipment, and to provision for decommissioning costs in 2016.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

11.     Investments

11.1.   Information about direct subsidiaries, joint arrangements and associates (Parent Company)

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Entities that are consolidated
Subsidiaries
Petrobras Netherlands B.V. - PNBV (i)	E&P	100.00	100.00	78,231	(3,387)	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	100.00	100.00	9,925	(1,161)	Brazil
Petrobras International Braspetro - PIB BV (i) (ii)	Several segments (iii)	99.98	99.98	7,821	(2,141)	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	5,305	1,033	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	3,486	773	Brazil
Transportadora Associada de Gás S.A. - TAG	Gas & Power	100.00	100.00	3,249	(2,457)	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51.00	51.00	1,868	490	Brazil
Petrobras Biocombustível S.A. - PBIO	Biofuels	100.00	100.00	1,124	(861)	Brazil
Petrobras Logística de Gás - Logigás	Gas & Power	100.00	100.00	1,101	43	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00	100.00	940	114	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	842	81	Brazil
Termomacaé Ltda.	Gas & Power	99.99	99.99	717	151	Brazil
Braspetro Oil Services Company - Brasoil (i)	Corporate	100.00	100.00	625	33	Cayman Islands
Breitener Energética S.A.	Gas & Power	93.66	93.66	650	87	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	RT&M	100.00	100.00	566	(818)	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	485	82	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00	100.00	403	(808)	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	294	22	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91	99.91	103	25	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.00	99.00	65	(62)	Brazil
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95	99.95	33	2	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00	100.00	14	5	Brazil
5283 Participações Ltda.	Corporate	100.00	100.00	1	344	Brazil
Downstream Participações Ltda.	Corporate	99.99	99.99	(2)	(1)	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	245	35	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	198	59	Brazil
Entities that are not consolidated
Joint ventures
Logum Logística S.A.	RT&M	20.00	20.00	318	(218)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	148	33	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	135	32	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	88	18	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	78	6	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	77	9	Brazil
Metanol do Nordeste S.A. - Metanor	RT&M	34.54	34.54	50	(4)	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	43	3	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	40	1	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	35	−	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	34	−	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	9	(1)	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00	50.00	−	−	Brazil
Associates
Sete Brasil Participações S.A.	E&P	5.00	5.00	3,462	(4,946)	Brazil
Fundo de Investimento em Participações de Sondas - FIP Sondas	E&P	4.59	4.59	3,386	(6,284)	Brazil
Braskem S.A.	RT&M	36.20	47.03	2,023	3,140	Brazil
UEG Araucária Ltda.	Gas & Power	20.00	20.00	858	243	Brazil
Deten Química S.A.	RT&M	27.88	27.88	343	102	Brazil
Energética SUAPE II	Gas & Power	20.00	20.00	233	86	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00	20.00	65	3	Brazil
Nitroclor Ltda.	RT&M	38.80	38.80	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil

(i) Companies abroad with financial statements prepared in foreign currency.
(ii) 5283 Participações Ltda holds an 0.0187% interest (an 11.88% interest in 2014,diluted by Petrobras' investments).
(iii) Cover activities abroad in E&P, RTM, Gas & Power and Distribuiton segments.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

11.2.   Changes in investments (Parent Company)

	Balance at 12.31.2014	Paying in of capital	Capital transactions	Restructuring, capital decrease and others	Share of results of investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 12.31.2015
Subsidiaries
PNBV	36,690	20,570	25	−	(4,242)	23,281	−	−	76,324
BR Distribuidora	11,924	−	−	−	(1,187)	−	(105)	(929)	9,703
PIB BV	1,183	6,947	797	−	(2,262)	(232)	58	−	6,491
Transpetro	4,738	−	−	−	1,102	315	29	(1,089)	5,095
PB-LOG	3,398	−	−	−	478	−	−	(783)	3,093
TAG	6,490	−	−	(398)	2,360	−	(4,712)	(908)	2,832
PBIO	2,209	103	−	−	(861)	(6)	(321)	−	1,124
Logigás	−	−	−	1,058	43	−	(1)	−	1,100
Liquigás	1,017	−	−	−	118	−	2	(86)	1,051
Gaspetro	2,593	284	−	(2,101)	490	−	−	(316)	950
Araucária Nitrogenados	761	−	−	−	81	−	−	−	842
Termomacaé Ltda.	813	−	−	−	151	−	1	(248)	717
Breitener	565	−	−	−	78	−	−	(34)	609
Citepe	1,049	331	−	−	(818)	−	−	−	562
Arembepe	381	−	−	(405)	24	−	−	−	−
Other subsidiaries	2,472	437	(797)	(611)	(274)	187	5	(366)	1,053
Joint operations	205	−	−	−	48	−	−	(30)	223
Joint ventures	335	40	−	−	(60)	−	4	(39)	280
Associates									−
Braskem	4,544	−	−	−	1,188	310	(2,530)	(370)	3,142
Sete Brasil Participações	383	94	−	−	(420)	(41)	(16)	−	−
FIP Sondas	363	82	−	−	(445)	−	−	−	−
Other associates	345	−	−	−	91	−	−	(111)	325
Subsidiaries, operations / joint ventures and associates	82,458	28,888	25	(2,457)	(4,317)	23,814	(7,586)	(5,309)	115,516
Other investments	23	−	−	(3)	−		−	−	20
Total investments	82,481	28,888	25	(2,460)	(4,317)	23,814	(7,586)	(5,309)	115,536

Provision for losses in subsidiaries					23	12	−
Equity in earnings of investments and other comprehensive income					(4,294)	23,826	(7,586)

(*) Includes unrealized profits from transactions between companies.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

11.3.   Changes in investments in joint ventures and associates (Consolidated)

	Balance at 12.31.2014	Paying in of capital	Restructuring, capital decrease and others	Share of profits of investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2015
Petrobras Oil & Gas B.V. - PO&G	4,554	−	−	(302)	2,123	−	(344)	6,031
Braskem	4,544	−	−	1,188	310	(2,530)	(370)	3,142
State-controlled natural gas distributors	904	−	−	207	−	−	(131)	980
Investees in Venezuela	828	−	−	(363)	386	−	−	851
Guarani S.A.	1,377	−	−	(291)	(6)	(321)	−	759
Nova Fronteira Bionergia	433	−	−	32	−	−	−	465
Other petrochemical investees	174	−	−	45	−	−	(43)	176
Compañia Mega S.A. - MEGA	83	−	−	119	(28)	−	−	174
Compañia de Inversiones de Energia S.A. - CIESA	181	−	−	(20)	9	−	−	170
UEG Araucária	194	−	−	49	−	−	(74)	169
Sete Brasil Participações	383	94	−	(420)	(41)	(16)	−	−
FIP - Sondas	363	82	−	(445)	−	−	−	−
Other associates	1,219	175	21	(596)	72	3	(84)	810
Other investees	45	−	−	−			−	45
Total	15,282	351	21	(797)	2,825	(2,864)	(1,046)	13,772

During 2015, losses of R$ 922 were recognized as part of the share of losses in equity-accounted investments with respect to the Company’s investment in Sete Brasil and FIP Sondas. A portion of those losses is attributable to the impairment loss the Company recognized in its investments, as set out in note 14.2.2.

Those losses resulted from the worsening economic and financial conditions of Sete Brasil Participações S.A., along with the postponement of a majority of its construction projects and uncertainties about its ability to continue the projects.

11.4.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2015	12.31.2014	Type	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Indirect subsidiary

Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.38	1.72	3,229	2,334
						3,229	2,334

Associate
Braskem S.A.	212,427	212,427	Common	15.91	10.80	3,380	2,294
Braskem S.A.	75,793	75,793	Preferred A	27.62	17.50	2,093	1,326
						5,473	3,620

The market value of these shares does not necessarily reflect the selling realizable value upon sale of a large block of shares.

11.5.   Non-controlling interest

The total amount of non-controlling interest is R$ 3,199 (R$ 1,874 in 2014), of which R$ 1,432 (R$ 1,286 in 2014) is related to non-controlling interest in Petrobras Argentina S.A. and R$ 916 is related to non-controlling interest in Gaspetro S.A.

The condensed financial information of Petrobras Argentina and Gaspetro is set out below:

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

	Petrobras Argentina		Gaspetro
	2015	2014	2015
Current assets	3,106	2,678	317
Long-term receivables	281	220	230
Investments	1,078	1,085	1,183
Property, plant and equipment, net	4,234	3,598	4
Other noncurrent assets	6	7	310
	8,705	7,588	2,044
Current liabilities	2,111	1,830	69
Non-current liabilities	2,229	1,840	106
Shareholders' equity	4,365	3,918	1,869
	8,705	7,588	2,044
Sales revenues	810	342	693
Net Income for the year	395	102	490
Net change in cash and cash equivalents	237	277	(549)

Petrobras Argentina S.A. is an integrated energy company, indirectly controlled by Petrobras (directly controlled by PIB BV, which holds a 67.19% interest in this company) and its main place of business is Argentina.

Gaspetro is a Petrobras’ subsidiary that holds interests in several state distributors of natural gas in Brazil. Petrobras concluded the sale of 49% of its interest in Gaspetro on December 28, 2015 as set out in note 10.1.

11.6.   Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Condensed financial information is set out below:

	2015					2014
	Joint ventures			Associates		Joint ventures			Associates
	In Brazil	PO&G (*)	Other companies abroad	In Brazil	Abroad	In Brazil	PO&G (*)	Other companies abroad	In Brazil	Abroad
Current assets	4,317	3,648	1,278	20,921	8,748	3,916	2,745	834	28,423	5,953
Non-current assets	1,339	196	81	10,531	777	1,163	44	61	7,158	558
Property, plant and equipment, net	4,711	10,896	1,905	37,482	7,087	4,244	6,711	1,295	32,423	9,561
Other non-current assets	2,164	17	14	11,055	304	2,000	37	10	11,534	212
	12,531	14,757	3,278	79,989	16,916	11,323	9,537	2,200	79,538	16,284

Current liabilities	5,198	891	832	19,057	14,083	4,890	764	572	18,050	9,250
Non-current liabilities	2,498	5,183	1,185	48,896	4,129	1,945	3,013	806	35,659	2,635
Shareholders' equity	4,327	8,683	697	12,762	(1,296)	4,464	5,760	424	25,974	4,399
Non-controlling interest	508	−	564	(726)	−	24	−	398	(145)	−
	12,531	14,757	3,278	79,989	16,916	11,323	9,537	2,200	79,538	16,284
Sales revenues	12,742	7,527	947	52,654	652	13,140	5,120	743	53,050	444
Net Income for the year	517	816	155	3,452	(5,460)	339	555	37	1,811	779
Ownership interest - %	20 a 83%	50%	34 a 50%	5 a 49%	11 a 49%	20 a 83%	50%	34 a 50%	5 a 49%	11 a 49%

(*) Petrobras Oil & Gas (PO&G) is a joint venture located in the Netherlands, with 50% share of Petrobras International BV (PIBBV), for exploration and oil and gas production in Africa.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

12.     Property, plant and equipment

12.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2014	18,431	211,781	186,840	116,828	533,880	402,567
Additions	71	4,826	71,410	1,394	77,701	59,820
Additions to / review of estimates of decommissioning costs	−	−	−	5,096	5,096	5,316
Capitalized borrowing costs	−	−	8,431	−	8,431	7,793
Write-offs	(23)	(132)	(9,303)	(464)	(9,922)	(9,007)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,425)
Transfers (***)	6,517	59,923	(86,189)	54,501	34,752	31,921
Depreciation, amortization and depletion	(1,252)	(17,409)	−	(11,500)	(30,161)	(22,081)
Impairment - recognition	(2,370)	(3,682)	(30,997)	(7,540)	(44,589)	(34,762)
Impairment - reversal	−	45	−	7	52	8
Cumulative translation adjustment	52	7,787	3,078	625	11,542	−
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Cost	29,160	377,259	140,627	233,808	780,854	586,684
Accumulated depreciation, amortization and depletion	(7,819)	(116,962)	−	(75,083)	(199,864)	(149,534)
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Additions	657	4,396	60,263	1,745	67,061	50,464
Additions to / review of estimates of decommissioning costs	−	−	−	15,932	15,932	16,511
Capitalized borrowing costs	−	−	5,842	−	5,842	4,767
Write-offs	(27)	(192)	(6,184)	(1,455)	(7,858)	(5,994)
Transfers	4,006	28,814	(54,132)	27,668	6,356	664
Depreciation, amortization and depletion	(1,528)	(21,241)	−	(15,296)	(38,065)	(27,642)
Impairment - recognition	(928)	(14,981)	(11,489)	(20,324)	(47,722)	(33,597)
Impairment - reversal	1	42	21	90	154	116
Cumulative translation adjustment	299	31,404	11,913	3,525	47,141	−
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Cost	33,561	438,533	146,861	262,480	881,435	617,596
Accumulated depreciation, amortization and depletion	(9,740)	(149,994)	−	(91,870)	(251,604)	(175,157)
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 29 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) Includes R$ 24,419, reclassified from Intangible Assets to Property, Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement.

At December 31, 2015, consolidated and Parent Company property, plant and equipment includes assets under finance leases of R$ 189 and R$ 9,248, respectively (R$ 192 and R$ 8,979at December 31, 2014).

12.2.   Estimated useful life - Consolidated

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2015
5 years or less	13,304	(8,940)	4,364
6 - 10 years	32,204	(16,050)	16,154
11 - 15 years	3,976	(2,121)	1,855
16 - 20 years	130,499	(39,579)	90,920
21 - 25 years	69,847	(21,986)	47,861
25 - 30 years	56,745	(12,333)	44,412
30 years or more	87,773	(20,670)	67,103
Units of production method	76,180	(38,055)	38,125
	470,528	(159,734)	310,794

Buildings and improvements	31,995	(9,740)	22,255
Equipment and other assets	438,533	(149,994)	288,539

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

12.3.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras, the Brazilian Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in six blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further 5 years subject to certain conditions.

The agreement establishes that the review procedures, which must be based on independent technical appraisal reports, will commence immediately after the declaration of commerciality for each area. Currently, after the declarations of commerciality of the six blocks, all the Assignment Agreement areas were included in the review procedures. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in modifications to: (i) local content requirements and commitments; (ii) total volume (in barrels of oil) to be produced; (iii) term of the agreement and (iv) the minimum percentages of local content.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Currently, the Assignment Agreement is being reviewed, including the preparation of the independent technical appraisal reports and related discussions with the Brazilian Federal Government. The Company will make the respective adjustments to the purchase prices of the rights according to the conclusion of the review.

As of December 31, 2015 and 2014, the Company’s property, plant and equipment include R$ 74,808 related to the Assignment Agreement.

12.4.   Oil and Gas fields operated by Petrobras returned to ANP

During 2015 the following oil and gas fields were returned to ANP: Itaparica, Camaçari, Carapicú, Baúna Sul, Salema Branca, Nordeste Namorado, part of Rio Preto, Pirapitanga, Piracucá, Catuá and part of Mangangá. These fields were returned to ANP mainly due to their uneconomic feasibility and, as a consequence, the Company wrote off an amount of R$ 1,032 as other expenses.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

13.     Intangible assets

13.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2014	33,690	332	1,162	937	36,121	33,289
Addition	214	94	279	−	587	478
Capitalized borrowing costs	−	−	19	−	19	19
Write-offs	(219)	(11)	(23)	−	(253)	(229)
Transfers (**)	(24,164)	18	22	(3)	(24,127)	(24,057)
Amortization	(84)	(120)	(312)	−	(516)	(392)
Impairment - recognition	(21)	(1)	−	−	(22)	−
Impairment - reversal	15	−	−	−	15	−
Cumulative translation adjustment	111	3	1	37	152	−
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Cost	10,633	1,536	3,403	971	16,543	12,051
Accumulated amortization	(1,091)	(1,221)	(2,255)	−	(4,567)	(2,943)
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Addition	59	73	259	−	391	299
Capitalized borrowing costs	−	−	18	−	18	18
Write-offs	(589)	−	(7)	−	(596)	(169)
Transfers	273	21	36	−	330	273
Amortization	(75)	(109)	(325)	−	(509)	(396)
Impairment - recognition	(98)	−	−	−	(98)	−
Cumulative translation adjustment	404	8	2	146	560	−
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Cost	10,526	1,699	3,762	1,117	17,104	12,442
Accumulated amortization	(1,010)	(1,391)	(2,631)	−	(5,032)	(3,309)
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(**) Includes R$ 24,419, reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement.

As of December 31, 2015, the Company did not recognize impairment loss related to goodwill.

13.2.   Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels -  Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2015, in the amount of R$ 82 (R$ 195 in 2014) are set out below:

Area	Exploratory phase
	Exclusive	Partnership
Campos Basin	−	1
Santos Basin	1	1
Ceará Basin	−	1
Espírito Santo Basin	−	3
Camamu Almada Basin	−	1
Amazonas Basin	−	2
Parecis Basin	2	−

13.3.   Exploration rights - production sharing contract

Following the first pre-salt public auction held on October 21, 2013, the Libra consortium, comprised of Petrobras (40% interest), Shell (20% interest), Total (20% interest), CNODC (10% interest), CNOOC (10% interest) and the Brazilian Pre-Salt Oil and Natural Gas Management Company (Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo PPSA) as the manager of the agreement, entered into a production sharing contract with the Federal Government on December 2, 2013.

The contract granted rights to explore and operate oil and gas production in a strategic pre-salt area known as the Libra block, comprising an area of approximately 1,550 km2, located in ultra-deep waters in the Santos Basin. This was the first oil and gas production sharing contract signed in Brazil. The contract is for 35 years and cannot be renewed.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

A signature bonus (acquisition cost) of R$ 15,000 was paid by the consortium. The Company paid R$ 6,000 (its 40% share of the acquisition cost paid by the consortium) recognized in its intangible assets as Rights and Concessions.

Currently, the project is in the exploration phase (4 years), which exploration program comprises, at a minimum, 3D seismic acquisition, two exploratory wells and Extended Well Test (EWT). The seismic data were acquired in 2014.

In February of 2016, the Brazilian Agency of Petroleum ANP approved the Discovery Appraisal Plan – Plano de Avaliação de Descobertas – PAD of the well 2-ANP-2A-RJS.

13.4.   Service concession agreement - Distribution of piped natural gas

As of December 31, 2015, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of R$ 580 (R$ 558 in 2014), maturing between 2029 and 2043, which may be renewed. According to the distribution agreements, the service is to be provided to customers in the industrial, residential, commercial, automotive, air conditioning and transport sectors, among others.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

14.     Impairment

The Company’s property, plant and equipment and intangible assets are tested for impairment on December 31 of each year or when there is an indication that the carrying amount may not be recoverable.

14.1.   Property, plant and equipment and intangible assets

For impairment testing purposes the Company uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units - CGUs) as their recoverable amount. In measuring value in use the Company bases its cash flow projections on:

-       The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets and, considering the Company’s maintenance policy;

-       Assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and

-       A pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC).

The main cash flow projections used to measure the value in use of the CGUs were mainly based on the following assumptions:

	2016	Average Long Term
Average Brent (US$/barrel)	45	72
Average of nominal exchange rate (R$/US$)	4.06	3.55

The definition of cash generating units (CGU) is described in Note 5.2.

14.1.1.  Impairment of property, plant and equipment and intangible assets

In 2015 the Company recognized impairment losses and reversals of impairment losses for certain assets and CGUs, mainly due to the following events occurred in the last quarter of 2015:

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

•         revision of the Company’s mid and long term assumptions reflecting the new oil price scenario (international crude oil prices);

•         decrease in estimates of proved reserves and probable reserves;

•         a significant decrease in estimated future capital expenditures pursuant to a revision of the Company’s portfolio (based on the latest updated of its 2015-2019 Business and Management Plan in January 2016);

•         a revision of geological characteristics of the Papa-Terra field reservoir; and

•         higher discount rates used to measure the value-in-use of our assets and CGUs, attributable to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status).

Impairment losses and reversals of impairment losses were recognized in the statement of income and are presented as follows:

	Consolidated
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) / (**)	Business segment	Comments
	2015

Producing properties: assets related to E&P activities in Brazil (several CGUs)	82,982	47,402	33,722	E&P - Brazil	see item (a1)
Comperj	6,193	912	5,281	RTM - Brazil	see item (b1)
Oil and gas producing properties abroad	6,045	3,583	2,462	E&P - Abroad	see item (c1)
Oil and gas production and drilling equipment	2,927	949	1,978	E&P - Brazil	see item (d1)
UFN III	3,651	1,696	1,955	Gas & Power	see item (e)
Suape Petrochemical Complex	4,463	3,681	782	RTM - Brazil	see item (f1)
Nitrogen Fertilizer Plant - UFN-V	585	−	585	Gas & Power
Biodiesel plants	524	343	181	Biofuel - Brazil
Others	1,331	611	720	Several segments
Total	108,701	59,177	47,666
	2014
Producing properties: assets related to E&P activities in Brazil (several CGUs)	17,067	12,918	4,149	E&P - Brazil	See item (a2)
Comperj	25,820	3,987	21,833	RTM - Brazil	See item (b2)
Oil and gas producing properties abroad	8,302	3,873	4,429	E&P - Abroad	See item (c2)
Oil and gas production and drilling equipment	2,898	1,474	1,424	E&P - Brazil	See item (d2)
Suape Petrochemical Complex	7,563	4,585	2,978	RTM - Brazil	See item (f2)
2nd refining unit of RNEST	16,488	7,345	9,143	RTM - Brazil	See item (g)
Araucária (fertilizers plant)	927	667	260	Gas & Power
Nansei Sekiyu K.K. refinery	343	−	343	RTM - Abroad
Others	71	86	(15)
Total	79,479	34,935	44,544

(*) Impairment losses and reversals.
(**) Excludes impairment charges on assets classified as held for sale of R$ 10 in 2015 and R$ 92 in 2014.

a1) Producing properties in Brazil - 2015

Impairment losses of R$ 33,722 were recognized in 2015 for certain oil and gas fields under E&P concessions, as their recoverable values were below their carrying amount. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a post-tax discount rate (real rate, excluding inflation) derived from the WACC for the E&P business. The impairment losses related primarily to the following fields: Papa-Terra (R$ 8,723), Centro Sul group (R$ 4,605), Uruguá group (R$ 3,849), Espadarte (R2,315), Linguado (R$ 1,911), CVIT – Espírito Santo group (R$ 1,463), Piranema (R$ 1,333) Lapa (R$ 1,238), Bicudo (R$ 937), Frade (R$ 773), Badejo (R$ 740), Pampo (R$ 355) and Trilha (R$ 327). These impairment losses are mainly due to the impact of the decline in international crude oil prices on the Company’s price assumptions, the use of a higher discount rate, as well as the geological revision of Papa-Terra reservoir.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

a2) Producing properties in Brazil - 2014

In 2014, impairment losses of R$ 4,149 were recognized, mainly with respect to certain oil and gas fields under E&P concessions, whose recoverable amount was determined to be below their carrying amount. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the E&P business. The impairment losses are mainly related to the impact of the decline in international crude oil prices on the Company’s price assumptions and were principally recognized for the following fields: Frade, Pirapitanga, Tambuatá, Carapicu and Piracucá.

b1) Comperj - 2015

An impairment loss of R$ 5,281 was recognized in 2015 for refining assets of Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management, and; an 8.1% p.a. post-tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business reflecting a specific risk premium for the postponed projects. This impairment loss was mainly attributable to: (i) the use of a higher discount rate; (ii) the delay in expected future cash inflows resulting from postponing construction.

b2) Comperj – 2014

In 2014, an impairment loss of R$ 21,833 was recognized in Comperj. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss is mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

c1) Producing properties abroad - 2015

Impairment losses of R$ 2,462 were recognized in E&P assets abroad. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.6% p.a. to 10.4% p.a. post-tax discount rates (real rates, excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in producing properties located in the United States, R$ 1,750, and Bolivia , R$ 614, attributable to the decline in international crude oil prices and the revision from recoverable volume of reservoirs.

c2) Producing properties abroad - 2014

In 2014, impairment losses of R$ 4,429 were recognized in international E&P assets. Cash flow projections are based on: financial budgets/forecasts approved by Management; and 5.4% p.a. to 11.2% p.a. post tax discount rates (real rates, excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses are mainly in Cascade and Chinook producing properties located in the United States, R$ 4,162 and are mainly attributable to the decline in international crude oil prices.

d1) Oil and gas production and drilling equipment in Brazil - 2015

Impairment losses of R$ 1,978 were recognized in 2015 for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.2% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses were mainly related to the planned idle capacity of two drilling rigs in the future and the use of a higher discount rate.

d2) Oil and gas production and drilling equipment in Brazil – 2014

In 2014, impairment losses of R$ 1,424 were recognized in oil and gas production and drilling equipment, unrelated to oil and gas producing properties. Cash flow projections are based on: financial budgets/forecasts approved by Management; and an 8% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses are mainly related to idle capacity of two drilling rigs in the future and to the demobilization of two oil platforms, which were not deployed in any oil and gas property as of December 31, 2014.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

e) Fertilizer Plant - UFN III - 2015

Impairment losses of R$ 1,955 were recognized in 2015 for the fertilizer plant UFN III (Unidade de Fertilizantes Nitrogenados III), located on Três Lagoas, (state of Mato Grosso do Sul).  Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.1% p.a. (6.7% p.a. in 2014) post tax discount rate (real rate, excluding inflation) derived from the WACC for the Gas & Power business, reflecting a specific risk premium for the postponed projects. The impairment losses were mainly related to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing the project.

f1) Suape Petrochemical Complex - 2015

An impairment loss of R$ 782 was recognized in 2015 for Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post-tax discount rate (real rate, excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to changes in market and prices assumptions resulting from a decrease in economic activity in Brazil, a reduction in the spread for petrochemical products in the international market and the use of a higher discount rate.

f2) Suape Petrochemical Complex - 2014

In 2014, an impairment loss of R$ 2,978 was recognized in Companhia Integrada Têxtil de Pernambuco S.A.  CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: 30 year period and zero growth rate perpetuity; financial budgets/forecasts approved by Management; and a 6.2% p.a. post tax discount rate (real rate, excluding inflation) derived from the WACC for the petrochemical business. The impairment loss is mainly attributable to changes in market assumptions and forecasts resulting from a decrease in economic activity, a reduction in the spread for petrochemical products in the international market and modifications in tax regulations.

g) Second refining unit in RNEST - 2014

In 2014, an impairment loss of R$ 9.143 was recognized in the second refining unit in RNEST. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7% p.a. post tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss was mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; (iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

14.2.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of goodwill associated with investments in associates and joint ventures. The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a pre-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM), when applicable.

The carrying amount and the value in use of the investments in associates and joint ventures which include goodwill as of December 31, 2015 are set out below:

Investment	Segment	% Pos-tax discount rate (real interest rate p.a.) (*)	Value in use	Carrying amount
Braskem S.A. (*)	RTM	11.3	13,478	3,142
Natural Gas Distributors	Gas & Power	5.7	1,433	980
Guarani S.A.	Biofuels	9.3	759	976

(*) Post-tax discount of Braskem is CAPM of petrochemical segment; as the value in use considers the cash flow projections via dividends.

14.2.1.  Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of December 31, 2015, was R$ 5,473, based on the quoted values of both Petrobras’s interest in Braskem’s common stock (47% of the outstanding shares) and preferred stock (22% of the outstanding shares) as set out note 11.4. However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections via dividends and other distributions. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions:

(i)                   estimated average exchange rate of R$ 4.06 to U.S.$1.00 in  2016 (converging to R$ 3.55 in the long run);

(ii)                  average Brent crude oil price at US$ 45 in 2016, converging to US$ 72 in the long run;

(iii)                 prices of feedstock and petrochemical products reflecting projected international prices;

(iv)                 petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and

(v)                  increases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long run.

14.3.   Allowance for losses on net investments

The impairment losses in the amount of R$ 2.072 on net investments were recognized in the statement of income as share of earnings in equity-accounted investments, as a result of the following factors:

a)      A decrease in international crude oil prices in 2015 led to impairment losses in our E&P operations of affiliates of Petrobras Argentina S.A. (a subsidiary of Petrobras International Braspetro B.V. – PIB BV) and of our joint venture in Africa (Petrobras Oil & Gas B.V. - PO&G, a joint venture of PIB BV), in the amount of R$ 360 and R$  717, respectively.

b)      The Company’s impairment tests resulted in impairment losses of R$ 543 in its biofuels segment, mainly as a result of (i) an increase in post-tax discount rate (real rate, excluding inflation) from 7.3% p.a. in 2014 to 9.3% p.a. in 2015; and (ii) a postponement of biofuels projects for an extended period of time (outside the scope of our updated 2015-2019 Business and Management Plan). Those losses include an impairment charge recognized for goodwill in the amount of R$ 285, mainly related to its associate Guarani S.A. (R$ 217).

c)       As a result of worsening economic and financial conditions of Sete Brasil Participações S.A., along with a postponement of most of its construction projects and uncertainties about its ability to continue the projects, the Company could not determine the value-in-use of its investment in Sete Brasil Participações S.A. (both directly and through FIP Sondas) and, therefore, recognized impairment losses of R$ 173 and R$ 155, respectively in Sete Brasil and FIP Sondas.

d)       Impairment losses of R$ 54 were also recognized in Petrobras Netherlands BV (PNBV) with respect to its associate Arpoador Drilling B.V. (a subsidiary of Sete Brasil).

The Company is continually monitoring its investment in Sete Brasil and will reassess its recoverability when a decision with respect to Sete Brasil’s business plan is taken.

14.4.   Assets classified as held for sale

Impairment losses were recognized in E&P assets classified as held for sale. The Board of Directors approved the disposal of the Bijupirá and Salema fields, PI, PIII and PIV drilling rigs and PXIV platform. As their fair values were below their carrying amount impairment losses in the amount of R$ 10 were recognized in 2015.

15.     Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2015	2014
Property, plant and equipment
Opening Balance	18,594	20,619
Additions to capitalized costs pending determination of proved reserves	7,310	10,039
Capitalized exploratory costs charged to expense	(2,874)	(3,145)
Transfers upon recognition of proved reserves	(3,423)	(9,300)
Cumulative translation adjustment	703	381
Closing Balance	20,310	18,594
Intangible Assets	7,996	8,085
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	28,306	26,679

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in the statement of income	2015	2014

Geological and geophysical expenses	1,360	1,972
Exploration expenditures written off (includes dry wells and signature bonuses)	4,921	5,048
Other exploration expenses	186	115
Total expenses	6,467	7,135

Cash used in:
Operating activities	1,546	2,087
Investment activities	8,897	11,508
Total cash used	10,443	13,595

15.1.   Aging of Capitalized Exploratory Well Costs

The tables below set out the amounts of exploratory well costs that have been capitalized for a period of one year or for a period of greater than one year after the completion of drilling, the number of projects to which the costs that have been capitalized for a period of greater than one year relate and an aging of those amounts by year (including the number of wells to which those costs relate).

Aging of capitalized exploratory well costs*	Consolidated
	2015	2014
Exploratory well costs capitalized for a period of one year	5,417	5,377
Exploratory well costs capitalized for a period of greater than one year	14,893	13,217
Ending balance	20,310	18,594
Number of projects to which the exploratory well costs capitalized for a period of greater than one year relate	70	69

	2015	Number of wells
2014	4,118	32
2013	3,039	18
2012	4,117	21
2011	1,931	15
2010 and previous years	1,688	15
Ending balance	14,893	101

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling amount to R$ 14,893. Those costs relate to 70 projects comprising R$ 12,706 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and R$ 2,187 relate to costs incurred to evaluate the reserves and their potential development.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

16.    Trade payables

	Consolidated		Parent Company
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Third parties in Brazil	13,005	13,146	10,734	10,879
Third parties abroad	10,020	11,262	3,897	4,869
Related parties	1,888	1,516	13,541	10,827
Balance on current liabilities	24,913	25,924	28,172	26,575

+

17.     Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default in 2015 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company has also covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward of non-current debt is set out as follows:

	Consolidated					Parent Company
	Export Credit Agencies	Banking Markets	Capital Markets	Others	Total	Total
Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886	48,319
Cumulative translation adjustment (CTA)	−	133	−	−	133	−
Additions (new funding obtained)	−	10,130	800	−	10,930	9,088
Interest incurred during the year	−	474	−	−	474	275
Foreign exchange/inflation indexation charges	−	2,518	192	3	2,713	1,641
Transfer from long term to short term	−	(3,395)	(373)	(43)	(3,811)	(870)
Balance as of December 31, 2014	−	77,795	3,456	74	81,325	58,453
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981	57,418
Cumulative translation adjustment (CTA)	1,154	7,711	16,921	135	25,921	−
Additions (new funding obtained)	665	15,633	32,542	−	48,840	40,106
Interest incurred during the year	9	50	108	18	185	2,191
Foreign exchange/inflation indexation charges	250	1,004	(3,392)	50	(2,088)	11,343
Transfer from long term to short term	(1,747)	(8,018)	(2,979)	(98)	(12,842)	(18,112)
Balance at December 31, 2014	13,930	79,414	142,930	1,723	237,997	92,946
Total Balance as of December 31, 2014	13,930	157,209	146,386	1,797	319,322	151,399

Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325	58,453
Cumulative translation adjustment (CTA)	−	482	−	−	482	−
Additions (new funding obtained)	−	15,962	3,510	−	19,472	6,463
Interest incurred during the year	−	951	1	−	952	506
Foreign exchange/inflation indexation charges	−	9,662	257	7	9,926	6,175
Transfer from long term to short term	−	(8,416)	(490)	(13)	(8,919)	(6,138)
Balance as of December 31, 2015	−	96,436	6,734	68	103,238	65,459
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997	92,946
Cumulative translation adjustment (CTA)	4,772	33,669	62,702	607	101,750	−
Additions (new funding obtained)	501	18,285	6,283	−	25,069	42,530
Interest incurred during the year	13	110	161	26	310	5,973
Foreign exchange/inflation indexation charges	1,439	4,112	(3,350)	181	2,382	52,077
Transfer from long term to short term	(2,517)	(14,671)	(18,098)	(147)	(35,433)	(13,545)
Balance as of December 31, 2015	18,138	120,919	190,628	2,390	332,075	179,981
Total Balance as of December 31, 2015	18,138	217,355	197,362	2,458	435,313	245,440

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
Current	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Short term debt (*)	5,946	9,253	20,779	18,603
Current portion of long term debt	44,907	18,182	31,043	29,433
Accrued interest	6,481	4,088	1,091	2,094
	57,334	31,523	52,913	50,130
(*) Reclassification in 2014 of R$ 1,536 in the parent company, as detailed in note 2.3.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	9,175	6,712	8,170	13,611	19,725	22,876	80,269	64,269
Floating rate debt	7,637	4,900	6,356	11,835	17,291	18,267	66,286
Fixed rate debt	1,538	1,812	1,814	1,776	2,434	4,609	13,983
Average interest rate	15.1%	16.4%	15.0%	13.8%	11.4%	11.2%	13.0%

Financing in U.S. Dollars (US$):	42,333	34,629	39,886	66,335	37,376	110,413	330,972	258,647
Floating rate debt	21,752	20,276	30,394	47,334	21,826	33,028	174,610
Fixed rate debt	20,581	14,353	9,492	19,001	15,550	77,385	156,362
Average interest rate	4.1%	4.5%	4.1%	4.3%	4.6%	6.0%	4.9%

Financing in R$ indexed to US$:	2,237	2,751	2,747	2,737	2,737	21,173	34,382	27,662
Floating rate debt	93	90	85	75	75	138	556
Fixed rate debt	2,144	2,661	2,662	2,662	2,662	21,035	33,826
Average interest rate	7.2%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%

Financing in Pound Sterling (£):	267	−	−	−	−	9,930	10,197	6,465
Fixed rate debt	267	−	−	−	−	9,930	10,197
Average interest rate	5.8%	−	−	−	−	6.1%	6.1%

Financing in Japanese Yen (¥):	2,183	367	332	−	−	−	2,882	2,829
Floating rate debt	332	332	331	−	−	−	995
Fixed rate debt	1,851	35	1	−	−	−	1,887
Average interest rate	2.0%	0.8%	0.6%	−	−	−	1.7%

Financing in Euro (€):	1,102	46	11,692	5,548	832	14,689	33,909	25,108
Floating rate debt	49	44	44	44	665	−	846
Fixed rate debt	1,053	2	11,648	5,504	167	14,689	33,063
Average interest rate	3.6%	1.6%	3.8%	3.9%	4.1%	4.4%	4.1%

Financing in other currencies:	36	−	−	−	−	−	36	37
Fixed rate debt	36	−	−	−	−	−	36
Average interest rate	14.3%	−	−	−	−	−	14.3%

Total as of December 31, 2015	57,333	44,505	62,827	88,231	60,670	179,081	492,647	385,017
Total Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946

* The average maturity of outstanding debt as of December 31, 2015 is 7.14 years, (6.10 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable - R$ 167,631, as of December 31, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2) - R$ 217,386, as of December 31, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

17.2.   Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In 2015, the capitalization rate was 5.03% p.a. (4.91% p.a. in 2014).

17.3.   Lines of credit – Outstanding balance

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amount in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	181	319
Total				2,000	181	1,819

In Brazil
Petrobras	BNDES	12/17/2012	5/30/2016	2,199	1,750	449
Petrobras	BNDES	7/31/2013	7/15/2016	502	422	80
Petrobras	FINEP	4/16/2014	12/26/2017	255	177	78
PNBV	BNDES	9/3/2013	3/26/2018	9,878	1,631	8,247
Transpetro	BNDES	1/31/2007	Not defined	5,129	554	4,575
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	452	239	213
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	389	20	369
Total				18,804	4,793	14,011

17.4.   Collateral

The financial institutions that have provided financing to the Company usually do not require Petrobras to provide collateral related to loans. However, certain specific funding instruments to promote economic development are collateralized, as well as certain debt agreements of the subsidiary Petrobras Distribuidora are based on the Company’s future exports.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

18.    Leases

18.1.  Future minimum lease payments / receipts – finance leases

	Consolidated						Parent Company
	Receipts			Payments			Payments
Estimated commitments	Future value	Annual interest	Present value	Future value	Annual interest	Present value	Present value
2016	629	(408)	221	68	(18)	50	1,568
2017 – 2020	2,880	(1,685)	1,195	171	(102)	69	3,809
2021 and thereafter	6,032	(1,751)	4,281	681	(598)	83	1,617
As of December 31, 2015	9,541	(3,844)	5,697	920	(718)	202	6,994
Current			256			48	1,568
Non-current			5,441			154	5,426
As of December 31, 2015			5,697			202	6,994

Current			157			42	1,609
Non-current			3,866			148	4,293
As of December 31, 2014			4,023			190	5,902

18.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

	Consolidated	Parent Company

2016	45,631	65,349
2017 - 2020	121,398	191,805
2021 and thereafter	220,303	330,122
As of December 31, 2015	387,332	587,276

As of December 31, 2014	314,505	432,452

As of December 31, 2015, the balance of estimated future minimum lease payments under operating leases includes R$ 236,739 in the Consolidated and R$ 211,634 in the Parent Company (in 2014, R$ 184,778 in the Consolidated and R$ 159,466 in the Parent Company) with respect to assets under construction, for which the lease term has not commenced.

During 2015, the Company recognized expenditures of R$ 32,485 for consolidated operating lease installments and R$ 49,620 in the Parent Company (during 2014, R$ 25,110 for consolidated and R$ 35,495 in the Parent Company).

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

19.    Related party transactions

19.1.  Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at market prices and market conditions.

19.1.1.   By transaction (Parent Company)

			12.31.2015			12.31.2014
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
- Trade and other receivables, mainly from sales	8,916	−	8,916	10,224	−	10,224
- Dividends receivable	1,595	−	1,595	1,053	−	1,053
- Intercompany loans	−	266	266	−	6,828	6,828
- Capital increase (advance)	−	1,364	1,364	−	397	397
- Amounts related to construction of natural gas pipeline	−	1,050	1,050	−	868	868
- Finance leases	61	873	934	−	−	−
- Other operations	637	414	1,051	410	133	543
	11,209	3,967	15,176	11,687	8,226	19,913

Liabilities
Finance leases	(1,568)	(5,354)	(6,922)	(1,608)	(4,229)	(5,837)
Financing on credit operations	−	−	−	(5,010)	−	(5,010)
Intercompany loans	−	(51,465)	(51,465)	−	(29,816)	(29,816)
Prepayment of exports	(18,346)	(109,607)	(127,953)	(20,907)	(46,607)	(67,514)
Accounts payable to suppliers	(13,541)	−	(13,541)	(10,827)	−	(10,827)
- Purchases of crude oil, oil products and others	(7,251)	−	(7,251)	(7,101)	−	(7,101)
- Affreightment of platforms	(5,778)	−	(5,778)	(3,312)	−	(3,312)
- Advances from clients	(512)	−	(512)	(414)	−	(414)
Other operations	−	(99)	(99)	−	(143)	(143)
	(33,455)	(166,525)	(199,980)	(38,352)	(80,795)	(119,147)

Profit or Loss					2015	2014
Revenues, mainly sales revenues					147,898	156,614
Foreign exchange and inflation indexation charges					(11,624)	(2,139)
Financial income (expenses), net					(11,580)	(5,012)
					124,694	149,463

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

19.1.2.  By company (Parent Company)

	Income (expense)		12.31.2015			12.31.2014	12.31.2015			12.31.2014
	2015	2014	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*) (**)
BR	90,203	94,780	2,588	20	2,608	8,981	(262)	(20)	(282)	(295)
PIB-BV Holanda	7,394	19,872	2,149	138	2,287	2,373	(19,646)	(161,072)	(180,718)	(104,879)
Gaspetro	10,150	9,721	977	97	1,074	2,320	(307)	−	(307)	(440)
PNBV	2,106	1,861	2,202	34	2,236	2,859	(7,632)	−	(7,632)	(4,031)
Transpetro	864	725	654	132	786	356	(1,125)	−	(1,125)	(941)
Fundo de Investimento Imobiliário	(153)	(178)	158	−	158	63	(216)	(1,614)	(1,830)	(1,331)
Thermoelectrics	(192)	(165)	120	335	455	292	(123)	(1,004)	(1,127)	(1,094)
TAG	(1,573)	(851)	202	873	1,075	402	(1,990)	−	(1,990)	(2,233)
Other subsidiaries	5,328	5,878	1,533	2,333	3,866	1,722	(1,412)	−	(1,412)	(960)
	114,127	131,643	10,583	3,962	14,545	19,368	(32,713)	(163,710)	(196,423)	(116,204)
Structured Entities (**)
CDMPI	(939)	(131)	−	−	−	−	(316)	(1,856)	(2,172)	(1,702)
PDET Off Shore	(564)	(120)	−	−	−	−	(280)	(881)	(1,161)	(926)
	(1,503)	(251)	−	−	−	−	(596)	(2,737)	(3,333)	(2,628)
Associates (**)
Companies from the petrochemical sector	12,041	18,066	559	−	559	535	(94)	(78)	(172)	(236)
Other associates	29	5	67	5	72	10	(52)	−	(52)	(79)
	12,070	18,071	626	5	631	545	(146)	(78)	(224)	(315)

	124,694	149,463	11,209	3,967	15,176	19,913	(33,455)	(166,525)	(199,980)	(119,147)

(*) Includes its subsidiaries and joint ventures.
(**) The list of companies is presented in note 11.

19.1.3.   Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Up to 5%	−	−	(5,623)	(4,269)
From 5.01% to 7%	81	−	(45,842)	(23,713)
From 7.01% to 9%	128	−	−	(1,834)
More than 9.01%	57	6,828	−	−
	266	6,828	(51,465)	(29,816)

19.2.   Receivables investment fund

The Parent Company invests in the receivables investment fund (FIDC-NP and FIDC-P), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

Investments in FIDC-NP and FIDC-P are recognized as marketable securities.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	12.31.2015	12.31.2014
Marketable securities	7,812	8,334
Assignments of non-performing receivables	(20,779)	(18,603)

	2015	2014
Finance income FIDC P and NP	891	1,000
Finance expense FIDC P and NP	(2,129)	(1,525)
Net finance income (expense)	(1,238)	(525)

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

19.3.   Guarantees Granted

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	12.31.2015						12.31.2014
Maturity date of the loans	PGF (*)	PGT (**)	PNBV (***)	TAG (***)	Others	Total	Total
2015	−	−	−	−	−	−	14,433
2016	23,193	1,952	3,944	−	−	29,089	18,123
2017	18,548	−	2,387	−	1,197	22,132	16,121
2018	20,774	9,762	11,783	−	3,160	45,479	33,121
2019	29,931	23,038	9,411	−	861	63,241	46,258
2020	18,383	20,813	2,460	−	7,024	48,680	28,715
2021 and thereafter	104,222	32,932	13,891	17,474	10,813	179,332	97,997
	215,051	88,497	43,876	17,474	23,055	387,953	254,768
(*) Petrobras Global Finance B.V., subsidiary of PIBBV.
(**) Petrobras Global Trading B.V., subsidiary of PIBBV.
(**) The list of companies is presented in note 11.

19.4.   Investment fund of subsidiaries abroad

As of December 31, 2015, a subsidiary of PIB BV had R$ 15,623 (R$ 17,594 as of December 31, 2014) invested in an investment fund abroad that held debt securities of Petrobras, of TAG (a subsidiary of Petrobras) and its subsidiaries, and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53).

19.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Consolidated
	2015		12.31.2015	2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	9,849	996	281	10,592	1,343	519
Petrochemical companies	12,020	565	174	18,153	545	219
Other associates and joint ventures	1,878	524	1,768	1,183	405	699
	23,747	2,085	2,223	29,928	2,293	1,437

Government entities
Government bonds	1,090	4,352	−	1,553	11,525	−
Banks controlled by the Federal Government	(13,641)	10,181	95,034	(7,698)	10,131	75,181
Receivables from the Electricity sector (note 8.4)	5,821	13,335	−	5,929	7,879	−
Petroleum and alcohol account - receivables from Federal government (note 19.6)	14	857	−	7	843	−
Federal Government (Dividends and interest on capital)	−	−	−	61	−	−
Others	30	1,190	1,230	198	639	595
	(6,686)	29,915	96,264	50	31,017	75,776
Pension plans	−	141	431	2	−	358
	17,061	32,141	98,918	29,980	33,310	77,571

Revenues, mainly sales revenues	28,331			33,793
Foreign exchange and inflation indexation charges, net	(4,730)			(1,037)
Finance income (expenses), net	(6,540)			(2,776)
Current assets		8,806			17,837
Non-current assets		23,335			15,473
Current liabilities			12,683			4,928
Non-current liabilities			86,235			72,643
	17,061	32,141	98,918	29,980	33,310	77,571

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

19.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of December 31, 2015, the balance indexed by inflation of receivables related to the Petroleum and Alcohol accounts was R$ 857 (R$ 843 at December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

The lawsuit is pending court-ordered expert proceedings, on which the Company has already agreed with the expert report. This report mentions the existence of the Company’s receivables from the Federal Government, as well as states that the supporting documents of alleged credit by the Federal Government were not found.

The conclusion of court-ordered expert proceedings is pending, awaiting the Federal Government response.

19.7.   Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to positions, salaries and benefits (plano de cargos e salários e de benefícios e vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the months of December 2015 and December 2014 were:

	Amounts in reais
Compensation of employees	2015	2014
Lowest compensation	2,812.74	2,710.19
Average compensation	16,582.21	15,031.44
Highest compensation	90,078.93	82,241.33

Compensation of highest paid Petrobras officer	106,748.22	98,758.65

The total compensation of Petrobras’ key management is set out below:

	Parent Company
			2015			2014
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	12.7	1.4	14.1	9.7	1.2	10.9
Social security and other employee-related taxes	3.4	0.3	3.7	2.6	0.2	2.8
Post-employment benefits (pension plan)Pension	0.8	−	0.8	0.7	−	0.7
Variable compesation (*)	−	−	−	3.3	−	3.3
Total compensation recognized in the statement of income	16.9	1.7	18.6	16.3	1.4	17.7
Total compensation paid	16.9	1.7	18.6	15.4	1.4	16.8
Number of members	8	18	26	7	10	17

(*) Due to the net loss of the year, the Extraordinary General Meeting decided to cancel the full payment of Annual Variable Compensation (Remuneração Variável Anual - RVA 2014) for the year 2014, and also of all the deferred installments not yet paid, of officers' Annual Variable Compensation for the year 2013, according to corporate goals program and to law 6,404/76, article 152, paragraph 2.

In 2015 board members and officers of the consolidated Petrobras group received R$ 67.4 as compensation (R$ 72.6 in 2014).

The Extraordinary General Meeting held on July 1, 2015 amended the following:

•      The article 18 of the Company's Bylaws to allow board members to have alternates with mandates limited to a two-year period; article 29 to establish that five Advisory Committees will support the Board of Directors with their appraisals and recommendations regarding specific issues related to the Board; article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly compensation as defined by the Board and in accordance with compensation limits established in the General Meeting;

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

•      This Extraordinary General Meeting also voted to increase the total Board members compensation established at the Annual General Meeting, by R$ 754 thousand, in order to cover the fees of the alternate Board members from July 2015 to March 2016.

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

In 2015, the alternates of Board members which are also members of these committees received the amount of R$ 83 thousand as compensation (R$ 99 thousand including related charges).

20.     Provision for decommissioning costs

	Consolidated		Parent Company
Non-current liabilities	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Opening balance	21,958	16,709	20,630	15,320
Adjustment to provision	16,812	6,196	16,789	6,286
Payments made	(4,149)	(1,603)	(3,306)	(1,422)
Interest accrued	753	475	721	446
Others	354	181	(193)	−
Closing balance	35,728	21,958	34,641	20,630

The Company revises annually its estimated costs with well abandonment and dismantling of oil and gas production areas.

As a result, for 2015, there was a R$ 14.1 billion increase in the provision for decommissioning costs, mainly due to: (i) an R$ 11.1 billion, due to the higher exchange rate, with direct impact on costs in dollars (ii) a R$ 7.1 billion increase attributable to an acceleration of abandonment resulting from a shorter economic life of fields attributable to lower crude oil prices (Brent); (iii) a R$ 6.7  billion increase due to an experience revision based on additional information obtained from 2015 well abandonments. These effects were partially offset by an R$ 11.2 billion decrease, related to a higher risk-adjusted discount rate of 6.73% p.a. at December 31, 2015 (3.76% p.a. in 2014).

The Company reviews and revises annually its estimated costs associated with well abandonment and dismantling of oil and gas producing properties.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

21.     Taxes

21.1.  Current taxes

	Consolidado				Controladora
	Ativo Circulante		Passivo Circulante		Ativo Circulante
	31.12.2015	31.12.2014	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Taxes in Brazil	3,743	2,705	242	370	1,520	1,297
Taxes Abroad	96	118	168	287	−	−
	3,839	2,823	410	657	1,520	1,297

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Taxes In Brazil:
ICMS/ Deferred ICMS (VAT)	3,151	4,707	2,363	2,090	4,081	3,386	−	−
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	2,913	2,201	7,913	7,923	1,902	784	−	−
CIDE	72	35	−	−	449	20	−	−
Production Taxes (Special Participation / Royalties)	−	−	−	−	2,428	4,031	−	−
Withholding income tax and social contribution	−	−	−	−	1,698	1,290	60	−
Refis and Prorelit	−	−	−	−	1,068	−	43	−
Others	585	195	719	610	956	745	−	−
	6,721	7,138	10,995	10,623	12,582	10,256	103	−
Taxes abroad	172	162	22	22	557	540	−	−
	6,893	7,300	11,017	10,645	13,139	10,796	103	−
	Parent Company
ICMS/ Deferred ICMS (VAT)	2,700	3,829	2,291	1,940	3,830	3,080	−	−
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	1,762	1,639	7,194	7,003	1,745	625	−	−
CIDE	72	35	−	−	449	20	−	−
Production Taxes (Special Participation / Royalties)	−	−	−	−	2,428	4,031	−	−
Withholding income tax and social contribution	−	−	−	−	1,621	1,233	−	−
Refis and Prorelit	−	−	−	−	1,068	−	43	−
Others	452	106	−	−	621	518	−	−
	4,986	5,609	9,485	8,943	11,762	9,507	43	−
(*) The values of other taxes in non-current liabilities are classified in "other non-current liabilities"

21.2.   Tax amnesty program - Programa de Recuperação Fiscal (REFIS)

On July 16, 2015 Petrobras paid R$ 1,580 (R$ 1,183 in cash and R$ 397 in tax credits) related to a definitive ruling at the administrative stage with respect to a tax deficiency notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, clarified that taxpayers had an opportunity for relief in connection with additional existing federal tax debts, through the tax amnesty program created under Law 12,996/14   – Programa de Recuperação Fiscal (REFIS). The Company has decided to adhere to the REFIS  to pay for the tax liabilities set out as follows:

-       Pay amounts due according to the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to its foreign subsidiaries in 2007, 2009 and 2010 and to pay amounts due related to the IOF applicable to similar intercompany loans made in other periods, for which a tax deficiency notice has not been issued (2011 and 2012), in the amount of R$ 3,118. The Company modified its procedures with respect to the payment of the IOF applicable to transactions in 2013 and, therefore, it does not expect any additional tax deficiency notices.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

-       Pay the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the alledged failure to withhold income tax (imposto de renda retido na fonte- IRRF) on amounts Petrobras paid to its former subsidiary Petrobras International Finance Company (PifCo) with respect to crude oil and oil product imports between 1999 and 2002, 2004, 2005 and 2007 to 2012, in the amount of R$ 2,840.

-       Penalties for noncompliance with customs clearance procedures on crude oil and oil product imports from 2008 to 2013, in the amount of R$ 46.

-       Inflation indexation of REFIS in the amount of R$ 33 in the period relating to the fourth quarter of 2015.

The Company will pay those federal tax liabilities in 30 monthly installments following an immediate payment of 20% of the total amount due (after the reductions provided by the tax amnesty program) and using tax credits (tax loss carryforwards) to pay for interest and penalties. The deadline to adhere to the REFIS was September 25, 2015.

As a result, in the period from January to December, 2015, the Company recognized a total expense of R$ 7,617 in 2015, of which R$ 5,090 was recognized as other taxes expenses and R$ 2,527 as finance expenses. In the same period, the Company paid a total amount of R$ 6,527, of which R$ 3,467 was paid in cash, R$ 1,806 by using tax credits and R$ 1,254 by using judicial deposits.

21.3.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2015, due to amnesty for settlement of taxes administered by the states, VAT tax (ICMS), the Company joined the payment programs in cash of tax liabilities.

Date	State	Tax Law/Decree	Amount
July/15	RJ	7,020/2015	619
September/15	ES	10,376/2015	348
November/15	DF	5,463/2015	75
December/15	BA	13,449/2015	146
December/15	PA	1,439/2015	32
2015		Several	9
Total			1,229

As a result of those settlement agreements, the Company recognized a total expense of R$ 1,229, including R$ 1,046 as other taxes expenses and R$ 183 as finance expense.

21.4.   Reduction tax litigation program (Programa de Redução de Litígios Tributários – PRORELIT)

On October 30, 2015, Petrobras entered into the PRORELIT, established by Law No. 13,202/15 (Measure Conversion Act No. 685/15) paying R$ 67, of which R$ 20 in cash and R$ 47 in tax credits in order to reduce debts related to customs fines against the Company in 2014 and 2015 and to tax fines raised by to improper deduction of tax bases in 2003 and 2004. Therefore, the Company charged to income R$ 67, of which R$ 28 was recognized in other taxes expenses and R$ 39 in finance expenses.

21.5.   Brazilian income taxes on income of companies incorporated outside Brazil

As of December 31, 2015 the Company has recognized additional income taxes expenses of R$ 2,528 related to Brazilian income taxes on income generated during the year ended December 31, 2015 by companies incorporated outside Brazil, as set out in the amendments to  Brazilian Tax Law (Law 12.973/2014).

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

21.6.   Deferred income tax and social contribution - non-current

a)       Changes in deferred income tax and social contribution are set out below:

	Consolidado										Controladora
	Imobilizado
	Custo com prospecção	Outros	Emprésti- mos, contas a receber / pagar e financia-mentos	Arrenda-mentos mercantis financeiros	Provisão para processos judiciais	Prejuízos fiscais	Estoques	Juros sobre capital próprio	Outros	Total	Total
Balance at January 1, 2014	(31,405)	(9,143)	4,648	(1,214)	957	9,354	1,292	3,163	1,789	(20,559)	(24,259)
Recognized in the statement of income for the year	(4,844)	8,908	1,238	(85)	420	5,932	4	(3,163)	(385)	8,025	8,555
Recognized in shareholders’ equity	−	−	4,752	(97)	−	−	−	−	2,698	7,353	6,815
Cumulative translation adjustment	−	(314)	9	−	(4)	35	6	−	258	(10)	−
Others (*)	−	(46)	(15)	(177)	24	(130)	−	−	156	(188)	(173)
Balance at December 31, 2014	(36,249)	(595)	10,632	(1,573)	1,397	15,191	1,302	−	4,516	(5,379)	(9,062)
Recognized in the statement of income for the period	(4,061)	5,894	739	186	1,712	6,789	74	(1)	(2,421)	8,911	8,047
Recognized in shareholders’ equity	−	−	20,961	−	−	(336)	−	−	(54)	20,571	17,991
Cumulative translation adjustment	−	106	2	−	(14)	501	(4)	1	(274)	318	−
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(1,853)				(1,853)	(1,853)
Others	−	(362)	296	21	(3)	73	7	−	(16)	16	33
Balance at December 31, 2015	(40,310)	5,043	32,630	(1,366)	3,092	20,365	1,379	−	1,751	22,584	15,156
Deferred tax assets										2,673	−
Deferred tax liabilities										(8,052)	(9,062)
Balance at December 31, 2014										(5,379)	(9,062)
Deferred tax assets										23,490	15,156
Deferred tax liabilities										(906)	−
Balance at December 31, 2015										22,584	15,156
(*) Relates, primarily, to disposal of interests in investees or mergers.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

b)        Timing of reversal of income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2015-2019 Business and Management Plan (BMP). The main goals and objectives outlined in its business plan include business restructuring, a divestment plan, demobilization of assets and reducing operating expenses.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reserved and expected taxable events occur, based on its 2015-2019 Business and Management Plan.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) recoverable (payable) as of December 31, 2015 is set out in the following table:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities

2016	5,116	83	3,202	−
2017	1,622	76	−	−
2018	483	101	−	−
2019	3,860	128	3,026	−
2020	2,691	102	2,205	−
2021	7,781	105	6,723	−
2022 and thereafter	1,937	311	−	−
Recognized deferred tax credits	23,490	906	15,156	−
In Brazil	3,917	−	−	−
Abroad	9,513	−	−	−
Unrecognized deferred tax credits	13,430	−	−	−
Total	36,920	906	15,156	−

Unrecognized tax loss carryforwards in Brazil, in the amount of R$ 2,242, arising from accumulated tax losses of subsidiaries that have a history of losses, subject to offset them against future taxable profits in the companies that they were generated without limitation of period. Note that there is not, for companies that have a history of loss, forecast taxable income to allow the offsetting of such claims.

As of December 31, 2015, the Company had tax loss carryforwards from companies abroad, for which no deferred tax assets have been recognized, in the amount of R$ 9,513 (R$ 8,501 as of December 31, 2014) resulting from net operating losses, mainly from oil and gas exploration and production and refining activities in the United States in the amount of R$ 7,816 (R$ 4,868 as of December 31, 2014), as well as Spanish companies in the amount of R$ 1,697 (R$1,289 in 2014). In 2014 the Company had tax loss carryforwards from Dutch companies in the amount of R$ 2,344 which were fully offset in 2015, not leaving tax credit unrecognized for that country.

An aging of the unrecognized tax carryforwards, from companies abroad, classified by lapse of the applicable statute of limitations is set out below:

Year	Lapse of Statute of Limitations
2020	152
2021	537
2022	243
2023	228
2024	293
2025	23
2026	442
2027	508
2028	613
2029	772
2030 and thereafter	5,702
Total	9,513

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

21.7.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated		Parent Company
	2015	2014	2015	2014
Loss before income taxes	(41,229)	(25,816)	(42,883)	(30,247)

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	14,018	8,777	14,580	10,284

Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	(1,388)	1,212	−	−
Brazilian income taxes on income of companies incorporated outside Brazil	(2,528)	−	(2,528)	−
Tax incentives	43	60	−	9
Tax loss carryforwards (unrecognized tax losses)	(1,864)	(3,271)	−	−
Write-off - overpayments incorrectly capitalized (note 3)	−	(2,223)	−	(1,699)
Non taxable income (deductible expenses), net (*)	(2,081)	(665)	(3,997)	(39)
Others	(142)	2	(8)	−
Income tax and social contribution	6,058	3,892	8,047	8,555

Deferred income tax and social contribution	8,911	8,025	8,047	8,555
Current income tax and social contribution	(2,853)	(4,133)	−	−
	6,058	3,892	8,047	8,555

Effective Tax Rate of income tax and social contribution	14.7%	15.1%	18.8%	28.3%

(*) Includes the principal portion of the IOF tax contingency (as set out in note 21.2) and share of earnings in equity-accounted investees.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

22.     Employee benefits (Post-Employment)

The balance of employee benefits (post-employment) are set out below:

	Consolidated		Parent Company
	2015	2014	2015	2014
Liabilities
Petros pension plan	23,185	20,916	22,110	19,924
Petros 2 pension plan	277	762	231	664
AMS medical plan	26,369	23,957	24,641	22,546
Other plans	343	283	−	−
	50,174	45,918	46,982	43,134

Current	2,556	2,115	2,436	2,026
Non-current	47,618	43,803	44,546	41,108
	50,174	45,918	46,982	43,134

22.1.  Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

a)         Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and Petrobras Distribuidora S.A., in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros performs an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

The Conselho Nacional de Previdência Complementar - CNPC  (National Post-retirement Benefits Council) enacted the Resolução 22/2015 determining that, in case of a deficit amount higher than 1% of the duration less four times the total actuarial liability (ceiling amount), a deficit equating planning must be prepared and approved by the Executive Council of the Pension Plan.

Petros’ financial statements for 2015 will be presented to the Superintendência de Previdência Complementar – PREVIC (Superintendency of Post-retirement Benefits) by July 31, 2016 and in the event of a deficit higher than the ceiling amount established by the Resolution 22/2015, the Pension Plan will be require to initiate a deficit equating planning in 60 calendar days, beginning on the date of Executive Council approval. Accordingly, participants of the plan and their employers (sponsors) will be called to cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), based on their respective proportions of regular contributions.

The limit established by Resolução 22/2015 is determined by the following formula:  1% (duration of liabilities deducted by 4 years) x (total actuarial obligation).

As of December 31, 2015, the balance of the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 is R$ 11,856 (R$ 11,484 in the parent company). The TCF is a financial commitment agreement to over obligations with the pension plan, which amounts are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The Company has provided crude oil and oil products pledged as security for the TFC totaling R$ 6,711, which are been reviewed.

The employers' expected contributions to the plan for 2016 are R$ 701 (R$ 665 in the parent company) and interest payments on TCF R$ 736 (R$ 713 in the parent company).

The duration of the actuarial liability related to the plan as of December 31, 2015 is 10.06 years.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

b)        Petros 2 Plan - Fundação Petrobras de Seguridade Social

Petros 2 Plan was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007. The Petros 2 Plan currently provides post-retirement benefits for employees of Petrobras, Petrobras Distribuidora S.A., Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG, Petrobras Transporte S.A. – Transpetro and Petrobras Biocombustível. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros 2 Plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are accrued monthly in the statement of income and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 866 in 2015 (R$ 751 in the Parent Company).in 2015.

The defined benefit portion of the contributions was suspended from July 1, 2012 to June 30, 2015, as determined by the Executive Council of Petros, based on advice of the actuarial consultants from Petros. Therefore, the entire contributions are being appropriated to the individual accounts of plan participants.

For 2016 the employers' expected contributions to the defined contribution portion of the plan are R$ 1,013 (R$ 846 in the Parent Company).

The duration of the actuarial liability related to the plan, as of December 31, 2015 is 29.58 years.

22.2.   Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries, including plans with defined benefit characteristics abroad, for subsidiaries in Argentina, Japan and other countries. Most of these plans are unfunded and their assets are held in trusts, foundations or similar entities governed by local regulations.

22.3.   Pension Plans assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

Portfolio allocation limits for the period between 2016 and 2020 for the Petros Plan of the Petrobras Group are 30% to 90% in fixed-income securities, 6% to 45% in variable-income securities, 2% to 8% in real estate, 0% to 15% in loans to participants, 0% to 10% in structured finance projects and up to 0% in variable-income securities abroad. Allocation limits for Petros 2 Plan for the same period are: 60% to 90% in fixed-income securities, 0% to 20% in variable-income securities, 0% to 5% in real estate, 0% to 15% in loans to participants, 0% to 8% % in structured finance projects and 0% in variable-income securities abroad.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The pension plan assets by type of asset are set out following:

	Consolidated
	2015				2014
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	17,033	4,250	21,283	43	20,493	38
Corporate bonds	−	620	620		994
Government bonds	17,033	−	17,033		15,621
Other investments	−	3,630	3,630		3,878
Variable income	16,826	658	17,484	36	23,067	43
Common and preferred shares	16,826	−	16,826		22,108
Other investments	−	658	658		959
Structured investments	−	3,819	3,819	8	4,252	8
Private equity funds	−	3,490	3,490		3,791
Venture capital funds	−	37	37		53
Real estate funds	−	292	292		408
Real estate properties	−	4,203	4,203	9	3,814	7
	33,859	12,930	46,789	96	51,626	96
Loans to participants	−	2,074	2,074	4	1,898	4
			48,863	100	53,524	100

As of December 31, 2015, the investment portfolio included Petrobras’ common and preferred shares in the amount of R$ 256 and R$ 223, respectively, and real estate properties leased by the Company in the amount of R$ 525.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.   Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, Petrobras Distribuidora - BR, Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível, Transportador Brasileira Gasoduto Brasil-Bolívia S.A. – TBG and Termobahia operate a medical benefit plan for their employees in Brazil (active and retired) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is most significantly exposed to the risk of an increase in medical costs due to new technologies and new types of coverage or to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no health care plan assets. Benefits are paid and recognized by the Company based on the costs incurred by the participants

The duration of the actuarial liability related to this health care plan, as of December 31, 2015 is 21.54 years.

22.5.   Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

a)    Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2015					2014
	Pension Plan		Medical Plan	Other plans		Pension Plan		Medical Plan	Other plans
	Petros	Petros 2			Total	Petros	Petros 2			Total
Changes in the present value of obligations
Obligations at the beginning of the year	73,601	1,441	23,957	443	99,442	65,134	830	16,397	354	82,715
Interest expense:					−
· Term of financial commitment (TFC)	1,428	−	−	−	1,428	1,041	−	−	−	1,041
· Actuarial	7,926	188	3,065	60	11,239	7,427	106	2,292	45	9,870
Current service cost	254	107	148	38	547	137	79	422	25	663
Employee contributions	341	−	−	1	342	386	−	−	1	387
Benefits paid, net of assisted contributions	(4,041)	(16)	(1,155)	(14)	(5,226)	(2,908)	(23)	(930)	(15)	(3,876)
Remeasurement: Experience (gains) / losses	(1,735)	13	(2,544)	(12)	(4,278)	2,621	373	(824)	16	2,186
Remeasurement: (gains) / losses - demographic assumptions	(152)	(162)	10	(2)	(306)	(4,758)	(129)	(1,781)	(13)	(6,681)
Remeasurement: (gains) / losses - financial assumptions	(6,670)	(411)	2,888	(33)	(4,226)	4,522	206	8,382	14	13,124
Others	−	−	−	75	75	(1)	(1)	(1)	16	13
Obligations at the end of the year	70,952	1,160	26,369	556	99,037	73,601	1,441	23,957	443	99,442

Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	52,685	679	−	160	53,524	52,619	546	−	97	53,262
Interest income	6,729	88	−	9	6,826	6,724	69	−	8	6,801
Contributions paid by the sponsor (Company)	644	−	1,155	18	1,817	579	−	930	12	1,521
Contributions paid by participants	341	−	−	1	342	386	−	−	1	387
Term of financial commitment (TFC) paid by the Company	550	−	−	−	550	478	−	−	−	478
Benefits paid, net of assisted contributions	(4,041)	(16)	(1,155)	(14)	(5,226)	(2,908)	(23)	(930)	(15)	(3,876)
Remeasurement: Return on plan assets lower than interest income	(9,141)	132	−	(3)	(9,012)	(5,191)	87	−	9	(5,095)
Others	−	−	−	42	42	(2)	−	−	48	46
Fair value of plan assets at the end of the year	47,767	883	−	213	48,863	52,685	679	−	160	53,524

Amounts recognized in the Statement of Financial Position
Present value of obligations	70,952	1,160	26,369	556	99,037	73,601	1,441	23,957	443	99,442
( -) Fair value of plan assets	(47,767)	(883)	−	(213)	(48,863)	(52,685)	(679)	−	(160)	(53,524)
Net actuarial liability as of December 31,	23,185	277	26,369	343	50,174	20,916	762	23,957	283	45,918

Changes in net actuarial liability
Balance as of January 1,	20,916	762	23,957	283	45,918	12,515	284	16,397	257	29,453
(+) Remeasurement effects recognized in other comprehensive income	584	(692)	354	(44)	202	7,576	363	5,777	8	13,724
(+) Costs incurred in the period	2,879	207	3,213	89	6,388	1,881	116	2,714	62	4,773
(-) Contributions paid	(644)	−	(1,155)	(18)	(1,817)	(579)	−	(930)	(12)	(1,521)
(-) Payments related to Term of financial commitment (TFC)	(550)	−	−	−	(550)	(478)	−	−	−	(478)
Others	−	−	−	33	33	1	(1)	(1)	(32)	(33)
Balance as of December 31,	23,185	277	26,369	343	50,174	20,916	762	23,957	283	45,918

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

b)        Components of defined benefit cost

	Consolidated
	Pension Plan		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
	2015

Current service cost	254	107	148	38	547
Interest cost over net liabilities / (assets)	2,625	100	3,065	51	5,841
Net costs for the year	2,879	207	3,213	89	6,388

Related to active employees:
Included in the cost of sales	841	105	638	6	1,590
Operating expenses in the statement of income	437	86	406	79	1,008
Related to the assisted	1,601	16	2,169	4	3,790
Net costs for the year	2,879	207	3,213	89	6,388

	2014
Current service cost	137	79	422	25	663
Interest cost over net liabilities / (assets)	1,744	37	2,292	37	4,110
Net costs for the year	1,881	116	2,714	62	4,773

Related to active employees:
Included in the cost of sales	602	61	812	−	1,475
Operating expenses in the statement of income	329	50	424	57	860
Related to the assisted	950	5	1,478	5	2,438
Net costs for the year	1,881	116	2,714	62	4,773

c)         Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Rate of changes of medical and hospital changes
	Pension Benefits		Medical Benefits		Medical Benefits
	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps

Pension Obligation	(5,830)	6,940	(2,818)	3,426	3,519	(2,947)
Current Service cost and interest cost	(305)	369	(238)	282	618	(512)

d)        Significant actuarial assumptions

Assumptions	2015	2014
Discount rate - (real rate )	7.33% (1) / 7.28% (2) / 7.32% (3)	6.14% (1) / 6.20% (2) / 6.15% (3)
Expected Inflation (Brazilian price index - IPCA)	6.87% (1) (2) (3) (4)	6.50% (1) (2) (3) (4)
Nominal discount rate (real rate + inflation)	14.70% (1) / 14.65% (2) / 14.69% (3)	13.04% (1) / 13.10% (2) / 13.05% (3)
Expected salary growth - real rate	1.48% (1) / 2.79% (2)	1.761% (1) / 3.77% (2)
Expected salary growth - nominal (real rate + Inflation)	8.45% (1) / 9.85% (2)	8.37% (1) / 10.52% (2)
Medical plan turnover	0.753% p.a (5)	0.642% p.a (5)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	14.92% to 3.70%p.a (6)	14.47% to 3.00% p.a (6)
Mortality table	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)
Disability table	TASA 1927 (1) (3) / Álvaro Vindas (2)	TASA 1927 (1) (3) / Álvaro Vindas (2)
Mortality table for disabled participants	AT 49 male increased in 10% (1) (3) IAPB 1957 low (2)	AT 49 male increased in 10% (1) (3) IAPB 1957 low (2)
Age of retirement	Male, 57 years / Female, 56 years (7)	Male, 57 years / Female, 56 years (7)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Inflation effects market at 6.87% for 2016, reaching 3.70% in 2030.
(6) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.
(7) Except for Petros 2 Plan, for which it was used the eligibility as the rules of Regime Geral de Previdência Social(RGPS), and rules of the plan.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

e)    Expected maturity analysis of pension and medical benefits

	Consolidated
	2015
	Pension plan		Medical plan	Other plans	Total
	Petros	Petros 2	AMS
Up to 1 year	5,005	58	1,116	9	6,188
1 to 2 years	4,832	59	1,148	8	6,047
2 to 3 years	4,666	60	1,189	6	5,921
3 to 4 years	4,491	59	1,221	6	5,777
Over 4 years	51,958	924	21,695	527	75,104
Total	70,952	1,160	26,369	556	99,037

22.6.   Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors other defined contribution pension plans for employees. Contributions paid in 2015, in the amount of R$ 25 were recognized in the statement of income.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

22.7.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2014 profit sharing benefit

For the year ended December 31, 2014, the goals set by management were achieved and, despite the absence of income for the year and based on the methodology negotiated in the Collective Bargaining Agreement, the Company accrued R$ 1,045 as profit sharing.

2015 profit sharing benefits

In 2015, the Company recorded a loss for the year and the annual goals were not achieved, mainly lifting cost excluding production taxes and feedstock processed. Therefore, no provision for profit sharing benefits has been recognized in 2015.

22.8.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

In the period from November 30, 2015 to December 18, 2015, the Company re-opened the plan for dropouts or excluded employees of the PIDV 2014, on a voluntary basis, achieving 374 revalidations of enrolment.

On October 13, 2015, the Petrobras Distribuidora S.A., launched a Voluntary Separation Incentive Plan (PIDV), aligning the expectations of the employees. The enrollment period ended on December 30, 2015 at which time 345 employees had enrolled. On December 31,2015, the Petrobras Distribuidora S.A. recognized the estimated disbursement of financial incentives of R$ 92.

As of December 31, 2015, 6,554 separations and 249 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV 2014. Changes in the provision are set out as follows:

Consolidated
Opening balance at December 31, 2014	1,035
Revision of provision (*)	326
Use for separations	(676)
New enrolments PIDV BR 2015	92
Closing balance at December 31, 2015	777
Current	606
Non-current	171

(*) Includes enrollment revalidation of the PIDV 2014, cancellation of requests for voluntary separation, compensation increases and inflation indexation charges of the floor and cap amounts.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

23.    Shareholders’ equity

23.1.  Share capital

At December 31, 2015, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

23.2.   Capital transactions

a)         Incremental costs directly attributable to the issue of new shares

Include any transaction costs directly attributable to the issue of new shares, net of taxes.

b)        Change in interest in subsidiaries

Include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. The main changes in interest in subsidiaries are set out in note 11.

23.3.   Profit reserves

a)    Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)    Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)    Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

In the years 2014 and 2015, subsidy of investments within the Superintendências de Desenvolvimento do Nordeste (SUDENE) and Amazônia (SUDAM) was not destined to reserve for tax incentives due to the absence of profit. However, the establishment of incentive reserve with this portion will occur in subsequent periods, pursuant to Law 12,973 / 14, Chapter I.

The accumulated amount of tax incentives in the statement of income of 2014 and 2015 that can be used to be allocated to the tax incentives reserve is R$ 50, with R$ 25 for each year.

d)    Profit retention reserve

Profit retention reserve appropriates funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

On December 31, 2015, the balance of accumulated losses of R$ 34,826 will be necessarily absorbed by the profit retention reserve.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

23.4.   Accumulated other comprehensive income

In 2015 the Company recognized the following charges as other comprehensive income:

-       cumulative translation adjustment of R$ 24,545, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;

-       foreign exchange variation losses of R$ 58,291 (R$ 40,690 after taxes) recognized in the Company's shareholders' equity in 2015 as a result of its cash flow hedge accounting policy, as set out in note 33.

-       Share of other comprehensive income (losses) in equity-accounted investments in the amount of R$ 2,864.

23.5.   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law. To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings.

The Board of Directors did not propose a dividend distribution in 2015 and in 2014 considering the net losses reported for these years.

23.6.   Earnings per share

	Consolidated		Parent Company
	2015	2014	2015	2014
Noss attributable to Shareholders of Petrobras	(34,836)	(21,587)	(34,836)	(21,692)
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	(2.67)	(1.65)	(2.67)	(1.66)

24.     Sales revenues

	Consolidated		Parent company
	2015	2014	2015	2014
Gross sales	401,320	408,631	328,747	336,103
Sales taxes	(79,682)	(71,371)	(77,724)	(66,535)
Sales revenues (*)	321,638	337,260	251,023	269,568
Diesel	100,804	100,023	87,559	90,493
Automotive gasoline	53,903	55,706	42,344	45,931
Jet fuel	11,003	13,059	11,718	14,265
Liquefied petroleum gas	9,585	8,750	8,042	7,404
Naphtha	8,487	13,188	8,487	13,188
Fuel oil (including bunker fuel)	7,414	10,237	5,951	9,136
Other oil products	11,409	13,543	10,332	12,131
Subtotal oil products	202,605	214,506	174,433	192,548
Natural gas	19,405	18,878	18,815	18,312
Ethanol, nitrogen products and renewables	12,872	9,111	9,681	7,706
Electricity, services and others	15,916	19,683	19,249	18,745
Domestic market	250,798	262,178	222,178	237,311
Exports	32,179	32,633	28,845	32,257
Sales abroad (**)	38,661	42,449	−	−
Foreign market	70,840	75,082	28,845	32,257
Sales revenues (*)	321,638	337,260	251,023	269,568

(*) Analysis of sales revenues by business segment is set out in note 29.
(**) Sales revenues from operations outside of Brazil, other than exports.

25.     Other expenses, net

	Consolidated		Parent Company
	2015	2014	2015	2014
(Losses) / Gains related to legal, administrative and arbitration proceedings	(5,583)	(480)	(4,708)	(817)
Unscheduled stoppages and pre-operating expenses	(4,156)	(2,565)	(4,113)	(2,363)
Pension and medical benefits (retirees)	(3,790)	(2,438)	(3,619)	(2,316)
Gains / (Losses) on disposal / write-offs of assets	(1,860)	(133)	(2,042)	(3,673)
Institutional relations and cultural projects	(1,401)	(1,742)	(1,165)	(1,504)
Losses on fines (*)	(1,206)	(447)	(1,175)	(427)
E&P areas returned and cancelled projects	(1,033)	(610)	(1,033)	(610)
Results of decommissioning areas	(550)	(1,128)	(550)	(1,128)
Voluntary Separation Incentive Plan - PIDV	(417)	(2,443)	(326)	(2,285)
Health, safety and environment	(314)	(336)	(306)	(323)
Expenditure on the provision of evictions	(148)	−	(148)	−
Collective bargaining agreement	−	(1,002)	−	(883)
Government grants	62	139	50	54
Amounts recovered – “overpayments incorrectly capitalized”	230	−	230	−
Losses / Reimbursements from E&P partnership operations	1,863	855	1,863	855
Others	(335)	123	(505)	(16)
	(18,638)	(12,207)	(17,547)	(15,436)
(*) Amounts disclosed in "Others" in 2014.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

26.    Costs and Expenses by nature

	Consolidated		Parent Company
	2015	2014	2015	2014
Raw material and products for resale	(94,453)	(136,809)	(67,401)	(108,578)
Materials, third-party services, freight, rent and other related costs	(69,855)	(56,427)	(65,788)	(49,520)
Impairment (losses) / reversals	(47,676)	(44,636)	(33,468)	(34,814)
Depreciation, depletion and amortization	(38,574)	(30,677)	(28,039)	(22,518)
Employee compensation	(29,732)	(31,029)	(23,618)	(25,422)
Production taxes	(19,812)	(31,589)	(18,734)	(30,441)
Other taxes	(9,238)	(1,801)	(7,730)	(1,045)
(Losses) / Gains on legal, administrative and arbitration proceedings	(5,583)	(480)	(4,708)	(817)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(4,921)	(5,048)	(3,784)	(4,828)
Unscheduled stoppages and pre-operating expenses	(4,156)	(2,565)	(4,113)	(2,363)
Allowance for impairment of trade receivables	(3,641)	(5,555)	(669)	(4,401)
Gains / (Losses) on disposal / write-offs of assets	(1,860)	(133)	(2,042)	(3,673)
Changes in inventories	(1,460)	(2,868)	(507)	(3,035)
Institutional relations and cultural projects	(1,401)	(1,742)	(1,165)	(1,504)
E&P areas returned and cancelled projects	(1,033)	(610)	(1,033)	(610)
Gains / (losses) on decommissioning of returned/abandoned areas	(550)	(1,128)	(550)	(1,128)
Health, safety and environment	(314)	(336)	(306)	(323)
Write-off - overpayments incorrectly capitalized	−	(6,194)	−	(4,788)
Amounts recovered – “overpayments incorrectly capitalized”	230	−	230	−
	(334,029)	(359,627)	(263,425)	(299,808)

Statement of Income
Cost of sales	(223,062)	(256,823)	(174,717)	(208,174)
Selling expenses	(15,893)	(15,974)	(15,130)	(17,430)
General and administrative expenses	(11,031)	(11,223)	(7,561)	(7,983)
Exploration costs	(6,467)	(7,135)	(5,261)	(6,720)
Research and development expenses	(2,024)	(2,589)	(2,011)	(2,562)
Other taxes	(9,238)	(1,801)	(7,730)	(1,045)
Impairment (losses) / reversals	(47,676)	(44,636)	(33,468)	(34,814)
Write-off - overpayments incorrectly capitalized	−	(6,194)	−	(4,788)
Other expenses, net	(18,638)	(12,207)	(17,547)	(15,436)
Profit sharing	−	(1,045)	−	(856)
	(334,029)	(359,627)	(263,425)	(299,808)

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

27.     Net finance income (expense), net

	Consolidated		Parent Company
	2015	2014	2015	2014
Debt interest and charges	(22,935)	(15,817)	(19,903)	(12,689)
Foreign exchange gains/ (losses) and inflation indexation charges on net debt (*)	(12,775)	(1,420)	(11,268)	(2,638)
Income from investments and marketable securities	2,315	2,364	1,207	1,798
Financial result on net debt	(33,395)	(14,873)	(29,964)	(13,529)
Capitalized borrowing costs	5,860	8,450	4,785	7,812
Gains (losses) on derivatives	986	837	(74)	(291)
Interest income from marketable securities	77	(94)	906	845
Other foreign exchange gains/ (losses) and indexation charges, net	1,341	2,174	652	1,428
Other finance expenses and income, net (**)	(2,910)	(394)	(2,492)	(2)
Finance income (expenses), net	(28,041)	(3,900)	(26,187)	(3,737)
Income	4,867	4,634	3,303	3,312
Expenses	(21,545)	(9,255)	(18,951)	(5,804)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(11,363)	721	(10,539)	(1,245)
	(28,041)	(3,900)	(26,187)	(3,737)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) Includes, in 2015, R$ 2,749 (R$ 2,694 in the parent company) of finance expense related to the REFIS and tax amnesty programs - State Tax, and PRORELIT, as set out in note 21.

28.    Supplemental information on statement of cash flows

	Consolidated		Parent Company
	2015	2014	2015	2014
Amounts paid / received during the period
Income tax and social contribution	1,794	1,987	4	5
Withholding income tax paid on behalf of third-parties	3,355	4,323	2,696	3,770

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	591	312	−	−
Contract with transfer of benefits, risks and control of assets	−	−	374	−
Recognition (reversal) of provision for decommissioning costs	15,932	5,096	16,511	5,316
Use of deferred taxes and judicial deposits for the payment of contingency	3,634	375	3,583	359

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

29.     Segment information

Due to international department extinction, the international businesses of exploration and production, RTM (Refining, Transportation and Marketing), gas & power and distribution were transferred to the correlated business area in Brazil, preserving the specificity of each business which the Company operates.

The amounts presented in consolidated assets as of December 31, 2014 and consolidated statement of income for the year 2014 were reclassified in order to reflect the Company’s current business model.

Consolidated assets by Business Area - 12.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Total Assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Consolidated assets by Business Area - 12.31.2014	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	17,864	41,147	11,114	173	10,323	64,293	(9,892)	135,023
Non-current assets	410,146	148,707	65,491	2,774	11,354	24,985	(5,105)	658,352
Long-term receivables	22,112	9,607	3,780	8	3,349	16,185	(4,938)	50,104
Investments	6,030	4,876	1,658	2,221	111	386	−	15,282
Property, plant and equipment	373,412	133,533	59,068	545	7,134	7,465	(167)	580,990
Operating assets	271,293	109,910	47,741	502	5,462	5,622	(167)	440,363
Under construction	102,119	23,623	11,327	43	1,672	1,843	−	140,627
Intangible assets	8,591	690	986	−	760	949	−	11,976

Total Assets	428,010	189,854	76,606	2,947	21,677	89,278	(14,997)	793,375

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 12.31.2015 (*)

	12.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	117,098	245,613	43,185	769	110,030	−	(195,057)	321,638
Intersegments	112,071	73,635	6,827	716	1,808	−	(195,057)	−
Third parties	5,027	171,978	36,358	53	108,222	−	−	321,638
Cost of sales	(82,908)	(199,596)	(34,490)	(846)	(101,623)	−	196,401	(223,062)
Gross profit	34,190	46,017	8,695	(77)	8,407	−	1,344	98,576
Expenses	(52,128)	(20,579)	(7,878)	(346)	(9,656)	(21,076)	696	(110,967)
Selling, general and administrative	(2,128)	(8,112)	(2,752)	(102)	(8,204)	(6,330)	704	(26,924)
Exploration costs	(6,467)	−	−	−	−	−	−	(6,467)
Research and development	(499)	(386)	(169)	(30)	(4)	(936)	−	(2,024)
Other taxes	(552)	(2,488)	(1,295)	(6)	(244)	(4,653)	−	(9,238)
Impairment of property, plant and equipment, intangible and other assets	(38,292)	(6,399)	(2,507)	(181)	(297)	−	−	(47,676)
Other operating expenses, net	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)
Net income (loss) before financial results, profit sharing and income taxes	(17,938)	25,438	817	(423)	(1,249)	(21,076)	2,040	(12,391)
Financial income (expenses), net	−	−	−	−	−	(28,041)	−	(28,041)
Share of profit of equity-accounted investments	(1,145)	1,192	403	(687)	31	(591)	−	(797)
Net Income (loss) before income taxes	(19,083)	26,630	1,220	(1,110)	(1,218)	(49,708)	2,040	(41,229)
Income tax and social contribution	6,099	(8,649)	(277)	144	425	9,010	(694)	6,058
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net income (loss) attributable to:
Shareholders of Petrobras	(12,963)	18,034	423	(966)	(798)	(39,912)	1,346	(34,836)
Non-controlling interests	(21)	(53)	520	−	5	(786)	−	(335)
	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)

(*) A list of the Company's investees by business segment is set out in note 11.1.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 12.31.2014

	12.31.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	160,706	268,539	43,213	624	110,178	−	(246,000)	337,260
Intersegments	155,380	83,319	4,088	560	2,653	−	(246,000)	−
Third parties	5,326	185,220	39,125	64	107,525	−	−	337,260
Cost of sales	(87,475)	(277,281)	(36,853)	(728)	(101,680)	−	247,194	(256,823)
Gross profit	73,231	(8,742)	6,360	(104)	8,498	−	1,194	80,437
Expenses	(22,903)	(50,034)	(7,839)	(158)	(6,411)	(14,943)	529	(101,759)
Selling, general and administrative	(1,479)	(6,686)	(6,041)	(118)	(5,944)	(7,467)	538	(27,197)
Exploration costs	(7,135)	−	−	−	−	−	−	(7,135)
Research and development	(1,290)	(452)	(199)	(32)	(4)	(612)	−	(2,589)
Other taxes	(176)	(276)	(322)	(2)	(79)	(946)	−	(1,801)
Impairment of property, plant and equipment, intangible and other assets	(10,094)	(34,297)	(245)	−	−	−	−	(44,636)
Write-off - overpayments incorrectly capitalized	(1,975)	(3,438)	(654)	−	(26)	(101)	−	(6,194)
Other operating expenses, net	(754)	(4,885)	(378)	(6)	(358)	(5,817)	(9)	(12,207)
Net income (loss) before financial results, profit sharing and income taxes	50,328	(58,776)	(1,479)	(262)	2,087	(14,943)	1,723	(21,322)
Financial income (expenses), net	−	−	−	−	−	(3,900)	−	(3,900)
Share of profit of equity-accounted investments	(233)	301	492	(124)	11	4	−	451
Profit sharing	(366)	(298)	(48)	(2)	(60)	(271)	−	(1,045)
Net Income (loss) before income taxes	49,729	(58,773)	(1,035)	(388)	2,038	(19,110)	1,723	(25,816)
Income tax and social contribution	(17,659)	18,917	297	90	(698)	3,531	(586)	3,892
Net income (loss)	32,070	(39,856)	(738)	(298)	1,340	(15,579)	1,137	(21,924)
Net income (loss) attributable to:
Shareholders of Petrobras	32,008	(39,836)	(785)	(298)	1,339	(15,152)	1,137	(21,587)
Non-controlling interests	62	(20)	47	−	1	(427)	−	(337)
	32,070	(39,856)	(738)	(298)	1,340	(15,579)	1,137	(21,924)

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of the activities abroad

Information on activities Abroad - 2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets	31,683	5,459	1,577	3,057

Income statement
Sales revenues	6,175	15,340	1,849	13,714
Intersegments	3,224	6,890	109	5
Third parties	2,951	8,450	1,740	13,709
Gross profit	1,866	607	333	1,207
Net income (loss) before financial results, profit sharing and income taxes	(2,680)	(287)	247	254
Net income (loss) attributable to shareholders of Petrobras	(3,562)	(246)	354	220

Information on activities Abroad - 2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets	25,557	4,944	1,255	2,497

Income statement
Sales revenues	7,022	17,313	1,151	12,168
Intersegments	2,903	3,584	79	5
Third parties	4,119	13,729	1,072	12,163
Gross profit	1,969	(668)	219	934
Net income (loss) before financial results, profit sharing and income taxes	147	(1,403)	167	222
Net income (loss) attributable to shareholders of Petrobras	(1,395)	(1,210)	213	182

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

30.     Provisions for legal proceedings

30.1.   Provisions for legal proceedings, contingent liabilities and not provisions for legal proceedings

The Company recognizes provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings are mainly comprised of:

-       Labor claims, in particular a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated and lawsuits concerning remunerated weekly rest;0

-       Tax claims, including claims related to Brazilian federal tax credits applied that were disallowed and related to the payment of VAT (ICMS) tax on jet fuel sales;

-       Civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and failure to pay royalties on oil shale extraction; and

-       Environmental claims related to fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Non-current liabilities	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Labor claims	3,323	1,904	2,998	1,668
Tax claims	3,087	276	2,323	121
Civil claims	2,069	1,770	1,768	1,490
Environmental claims	282	105	193	59
Other claims	15	36	−
	8,776	4,091	7,282	3,338

Opening Balance	4,091	2,918	3,338	2,280
Additions	5,294	1,775	4,368	1,494
Use of provision	(989)	(740)	(764)	(581)
Accruals and charges	346	155	340	145
Others	34	(17)	−	−
Closing Balance	8,776	4,091	7,282	3,338

30.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Tax	4,076	2,671	3,352	1,872
Civil	2,693	1,760	2,540	1,618
Labor	2,670	2,464	2,417	2,232
Environmental	305	213	281	205
Others	14	16	−	−
	9,758	7,124	8,590	5,927

30.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or when a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in notes, unless the likelihood of any outflow is considered remote.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The estimated contingent liabilities for legal proceedings at December 31, 2015 for which the likelihood of loss is considered to be possible are set out in the table below:

Consolidated
Nature
Tax	114,318
Labor	22,071
Civil - General	19,952
Civil - Environmental	5,748
Others	7
162,096

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) for which the likelihood of loss is considered to be possible is set out in the table below.

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) IWithholding income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payments of vessel charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	32,238
2) Immediate deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	11,800
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: Awaiting the hearing of an appeal at the administrative level.	9,817

4) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and PETROS.

Current status: Awaiting the hearing of an appeal at the administrative level.	7,481
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of income tax (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	6,579
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,376

7) Collection of CIDE (Contribution of Intervention in the Economic Domain) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,017
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearence has been done on the city of Niteroi (on the state of Rio de Janeiro) and not on the state of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,161

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,416
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
10) Incidence of VAT (ICMS) over alleged differences on initial and closing inventory, on crude oil and gas sales.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,108
Plaintiff: States of RJ, MG and BA Finance Departments
11) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5 (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,794
12) Additional VAT (ICMS) rate on jet fuel sales to airlines in the domestic market.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,709
13) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	2,042
Plaintiff: States of RJ, SP, ES and BA Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,272
Plaintiff:Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their coastal waters.

Current status: TThis claim involves lawsuits in administrative and judicial stages.	2,725
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia to the State of Mato Grosso do Sul (MS), alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,551
Plaintiff:States of RJ, SP, SE and BA Finance Departments
17) Alleged failure to withhold VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,271
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
18) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: TThis claim involves tax notices in different administrative and judicial stages.	1,206
Plaintiff: State of Pernambuco Finance Department

19) VAT (ICMS) on interstate sales of natural gas destined to the distributors. The tax authority understand that the operations are in fact transfs, due to the trading/industrialization activities at the city-gate, that would define it as an establishment, and consequently charging the difference between the sale and the transfers.

Current status: This claim involves several tax notices in different administrative and judicial stages.	1,406
20) Other tax matters	13,349
Total tax matters	114,318

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to pay special participation fees (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities in platform measurement systems.

Current status: This claim involves lawsuits in administrative and judicial stages.	4,866

2) Proceeding challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes to the payment of special participation charges.

Current status: The claim is being disputed in court and in an arbitration proceedings. As a result of a judicial decision the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Parque das Baleias proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended.

4,764
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,605
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc
4) Arbitration in the United States about terminating uniliteral service contract of perforation tied to ship-probe Titanium Explorer.
Current status: the process is in phase of knowledge, where the Company seeks their rights presenting documents to prove that the author delinquent contractual obligations.	1,562
5) Other civil matters	7,155
Total for civil matters	19,952

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, RN, PR, SC and RS (*).
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court, and on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	11,547
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the State of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,263
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that Petrobras respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,105
4) Other labor matters	8,156
Total for labor matters	22,071

Estimativa
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,388
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal.

2) Administrative proceedings arising from environmental fines related to Upstream operating contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: Defense trial is pending and the administrative appeal regarding the fines and, when it comes to civil action, Petrobras appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,057
3) Other environmental matters	2,303
Total for environmental matters	5,748

30.4.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

In addition to the Consolidated Securities Class Action, to date, 28 lawsuits have been filed by individual investors before the same judge in the SDNY, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and the Underwriters Defendants filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs. In addition, a similar lawsuit by individual investors has been filed in the United States District Court for the Eastern District of Pennsylvania.

The judge ordered that (i) the individual lawsuits and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks; (ii) the trial shall begin on September 19, 2016; and (iii) any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the scheduled trial.

On March 17, 2016, an additional lawsuit was filed by individual investors before the same judge in the SDNY consisting of allegations similar to those in the Consolidated Securities Class Action.  Pursuant to the judge’s order, this case will be stayed until after the completion of the scheduled trial.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the class plaintiffs have not specified an amount of alleged damages in the Consolidated Securities Class Action or the additional individual actions.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.  The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.5.   Contingent assets

30.5.1.  Recovery of PIS and COFINS

The Company filed civil lawsuits against the Federal Government claiming to recover, through offsetting amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared this paragraph to be unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497 as recoverable taxes.

The Company recognized R$ 2,177 as recoverable taxes in September 2014 (R$ 820 in other income and R$ 1,357 in finance income) for the lawsuit filed in 2005 to recover PIS and COFINS taxes overpaid on finance income in the period from February 1999 to December 2002, after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were presented.

As of December 31, 2015, the Company had non-current receivables of R$ 2,960 related to PIS and COFINS, which are inflation indexed and awaiting settlement, are set out in the following table

12.31.2015
COFINS - January 2003 to January 2004	497
PIS / COFINS - February 1999 to November 2002	2,209
Inflation indexation	254
Non-current receivables	2,960

31.     Commitment to purchase natural gas

On August 18, 2014, Petrobras reached an agreement with Yacimientos Petroliferos Fiscales Bolivianos (YPFB) to settle controversies regarding several aspects of the Bolivian natural gas import contract to supply the Brazilian domestic market (GSA). This agreement sets out payment schedules and compensations for both parties to resolve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply to for a thermoelectric power plant - UTE Cuiabá from April 2014, resulting in a net charge of R$ 872. Then, after the acceptance of compensations by each part, this agreement has generated a net positive cash flow for Petrobras during its period of assessment.

As of December 31, 2015, the total amount of agreement (GSA) for the 2016 to 2023 period is approximately 43.95 billion cubic meters (m³) of natural gas (equivalent to 30.08 million cubic meters (m3) per day) and corresponds to a total value of US$ 6.46 billion.

32.    Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,229, of which R$ 4,798 were still in force as of December 31, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,153 and bank guarantees of R$ 645.

33.    Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

The Company created a Governance, Risk and Compliance function (and a Chief Governance, Risk and Compliance position) that is responsible for ensuring compliance, with respect to the Company’s processes, and for mitigating risk in the Company’s operations, including those related to fraud and corruption. The Chief Governance, Risk and Compliance officer, with respect to governance risk and compliance issues, must previously approve any matter submitted to the Executive Board for approval.

Corporate risk management is part of the Company’s commitment to act ethically and comply with legal and regulatory requirements of the countries where it operates. The Company accounts for risk whenever it makes a decision and manages risk based on an integrated approach.

To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of December 31, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts (*)	(5,694)	(4,314)	149	186
Long position/Crude oil and oil products	53,735	84,544	−	−	2016
Short position/Crude oil and oil products	(59,429)	(88,858)	−	−	2016
Options (*)	123	(594)	38	2
Call/Crude oil and oil products	−	(364)	−	(1)	2016
Put/Crude oil and oil products	123	(230)	38	3	2016
Forward contracts			24	3
Long position/ Foreign currency forwards (ARS/USD) (**)	USD 0	USD 10	−	(3)	2016
Long position/ Foreign currency forwards (BRL/USD) (**)	USD 217	USD 0	23	−	2016
Short position/Foreign currency forwards (BRL/USD) (**)	USD 50	USD 249	1	6	2016

Derivatives designated for hedge accounting
Swap			(130)	(113)
Foreign currency - Cross-currency Swap (**)	USD 298	USD 298	(62)	(59)	2016
Interest - Libor / Fixed rate (**)	USD 396	USD 419	(68)	(54)	2017

Total recognized in the Statement of Financial Position			81	78
(*) Notional value (thousand bbl)
(**) Amounts in USD are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	2015	2014	2015	2014	12.31.2015	12.31.2014
Commodity derivatives	927	910	−	−	36	17
Foreign currency derivatives	90	(49)	30	22	−	−
Interest rate derivatives	(31)	(24)	5	(5)	−	−
	986	837	35	17	36	17
Cash flow hedge on exports (***)	(7,088)	(1,673)	(61,651)	(13,977)	−	−
	(6,102)	(836)	(61,616)	(13,960)	36	17

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 33.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of December 31, 2015 is set out following:

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	149	(173)	(494)
Forward contracts	Foreign currency - depreciation of the BRL against the USD	6	(163)	(326)
Forward contracts	Foreign currency - appreciation of the ARS against the USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	37	36	35
		192	(300)	(785)

Derivatives designated for hedge accounting
Swap		(33)	(232)	(387)
Debt	Foreign currency - appreciation of the JPY against the USD	33	232	387
Net effect		−	−	−

Swap		15	(7)	(11)
Debt	Interest - LIBOR increase	(15)	7	11
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.7% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.9% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 12% depreciation of the Peso; LIBOR Forward Curve - a 0.31% increase throughout the curve. Source: Focus and Bloomberg.

33.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

33.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)         Cash Flow Hedge involving the Company’s future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated. Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the Company’s long-term debt. Only a portion of the Company’s forecast exports are considered as highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer not considered highly probable, but is also no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income as a reclassification adjustment.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

As of December 31, 2015, a portion of 2016 future exports for which a hedging relationship had been designated was no longer expected to occur and, therefore, the hedging relationship was revoked with respect to that portion of forecast exports and cumulative foreign exchange losses that had been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation was immediately reclassified from equity to the statement of income as a reclassification adjustment. An R$ 199 foreign exchange loss was recognized in the statement of income in the quarter ended December 31, 2015.

The principal amounts, the fair value as of December 31, 2015, and a schedule of expected reclassifications to the statement of income, of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a USD 1.00 / R$ 3.9048 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount as of December 31, 2015
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2016 to November 2026	61,520	240,222

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2014	50,858	135,088
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	23,336	81,137
Exports affecting profit or loss	(5,401)	(17,704)
Amortization	(7,273)	(27,038)
Foreign exchange variation	−	68,739
Amounts designated as of December 31, 2015	61,520	240,222

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out as follows:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Average
Highly probable future exports (%)	82	83	80	78	71	61	57	55	49	60

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2015 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2015	(26,668)	9,067	(17,601)
Recognized in shareholders' equity	(68,739)	23,371	(45,368)
Reclassified to the statement of income affecting profit or loss	6,889	(2,342)	4,547
Reclassified to the statement of income for not concluded export	199	(68)	131
Balance at December 31, 2015	(88,319)	30,028	(58,291)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 1.600 reclassification adjustment from equity to the statement of income would occur.

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of December 31, 2015 is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Total
Realization expected	(10,708)	(12,357)	(12,795)	(11,325)	(9,516)	(9,188)	(9,413)	(6,630)	(6,387)	(88,319)

b)        Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

c)          Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 12.31.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	21,213		789	5,303	10,607
Liabilities	(258,554)	Dollar/ Real	(9,614)	(64,638)	(129,277)
Cash flow hedge on exports	240,222		8,933	60,056	120,111
	2,881		108	721	1,441
Liabilities (**)	(2,180)	Yen/ Dollar	65	(545)	(1,091)
	(2,180)		65	(545)	(1,091)
Assets	111		−	28	56
Liabilities	(8,798)	Euro/ Real	(4)	(2,199)	(4,399)
	(8,687)		(4)	(2,171)	(4,343)
Assets	34,250	Euro/ Dollar	(1,256)	8,562	17,125
Liabilities	(59,238)		2,173	(14,809)	(29,619)
	(24,988)		917	(6,247)	(12,494)
Assets	29	Pound Sterling/ Real	2	7	14
Liabilities	(102)		(6)	(25)	(51)
	(73)		(4)	(18)	(37)
Assets	9,106	Pound Sterling/ Dollar	176	2,277	4,553
Liabilities	(19,347)		(375)	(4,837)	(9,674)
	(10,241)		(199)	(2,560)	(5,121)
Assets	2,331	Dollar/ Peso	259	583	1,165
Liabilities	(2,476)		(275)	(619)	(1,238)
	(145)		(16)	(36)	(73)
	(43,433)		867	(10,856)	(21,718)

(*)On December 31, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 3.7% depreciation of the Real / Yen x Dollar – a 2.9% depreciation of the Yen / Peso x Dollar: a 12.0% depreciation of the Peso/ Euro x Dollar: a 3.5% depreciation of the Euro / Pound Sterling x Dollar: a 1.9% appreciation of the Pound Sterling/ Real x Euro - a 0.1% depreciation of the Real / Real x Pound Sterling - 5.7% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

33.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.   Capital management

The Company’s objectives when making its financial decisions is to achieve an adequate capital management and indebtedness level in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities, debt issuance in the international capital markets, loan agreements with commercial banks and cash provided by asset disposals (divesting). The duration of the Company’s debt matches the maturity of its capital expenditures (an average maturity of approximately seven years).

Net debt is calculated as total debt (short-term debt and long-term debt) less cash, cash equivalents and government bonds and time deposits with maturities higher than three months. Adjusted EBITDA is calculated by adding back net finance income (expenses), income taxes, depreciation/amortization, share of earnings in equity-accounted investments and impairment charges. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	12.31.2014	12.31.2013
Total debt (current and non-current)	492,849	351,035
Cash and cash equivalents	97,845	44,239
Government securities and time deposits (maturity of more than three months)	3,042	24,707
Net debt	391,962	282,089
Net debt/(net debt+shareholders' equity)	60%	48%
Adjusted EBITDA	73,859	59,140
Net debt/Adjusted EBITDA ratio	5.31	4.77

Undertaking capital expenditures in the oil and gas industry is financial-capital intensive and involves long-term maturity. Thus cash used in investing activities may exceed cash provided by operating activities during certain periods. Cash provided by operating activities may be negatively affected if oil prices remain at the current level for a significant period of time. Thus the Company’s financial ratios may be negatively affected during the period when there is no cash flows provided by the operations of its ongoing capital expenditures or when changes resulting from a revision of the Company’s Business and Management Plan – BMP are being implemented.

In addition, the recently revised divestment plan for the 2015 to 2016 period (projecting divestments of US$ 15.1 billion) is part of the Company's financial planning, aimed at reducing leverage, preserving cash and prioritizing capital expenditures, primarily in oil and gas production in Brazil in highly productive and profitable areas.

However, this divestment portfolio is dynamic and the occurrence of the transactions depend on business conditions, market conditions and the Company’s continuing assessment of its businesses, due to these reasons the rating conditions for assets available for sale were not fulfilled as set out in note 4.12.

33.5.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and highly rated Brazilian banks.

33.5.1.  Credit quality of financial assets

a)         Trade and other receivables

Most of the company’s customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the costumer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)        Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor have been impaired, are set out below:

	Consolidated
	Cash and cash equivalents		Marketable securities
	2015	2014	2015	2014
AAA	−	55	−	−
AA	2,214	266	−	−
A	73,986	21,635	−	53
BBB	14,063	3,988	260	243
BB	653	−	−	−
B	29	−	−	−
AAA.br	6,590	13,867	3,043	24,655
AA.br	42	2,459	−	−
Other ratings	268	1,969	86	102
	97,845	44,239	3,389	25,053

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

33.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. In 2016 the Company expects to count on traditional funding sources, other financing options and on proceeds from the divestment program, in order to meet its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	12.31.2015	12.31.2014
Principal	50,764	44,709	63,124	88,529	60,325	189,838	497,289	354,226
Interest	25,854	23,482	21,809	18,055	13,293	128,038	230,531	123,105
Total	76,618	68,191	84,933	106,584	73,618	317,876	727,820	477,331

33.7.   Insurance (unaudited)

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and also to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by entering into insurance policies that have deductibles that may reach an amount equivalent to US$ 25 milion.

The Company’s risk assumptions for insurance are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2015 is set out below:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	485,410	304,375
Tankers and auxiliary vessels	Hulls	10,094
Fixed platforms, floating production systems and offshore drilling units	Oil risks	102,905	23,791
Total		598,409	328,166

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

34.     Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are equivalent as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	3,068	−	−	3,068
Commodity derivatives	187	−	−	187
Foreign currency derivatives	−	24	−	24
Balance at December 31, 2015	3,255	24	−	3,279
Balance at December 31, 2014	7,390	6	−	7,396

Liabilities
Foreign currency derivatives	−	(62)	−	(62)
Interest derivatives	−	(68)	−	(68)
Balance at December 31, 2015	−	(130)	−	(130)
Balance at December 31, 2014	−	(116)	−	(116)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of December 31, 2015, computed based on the prevailing market rates is set out in note 17.

35.     Subsequent events

Revision on governance and management model

On January 28, 2016, the Company presented its new organization structure and its new governance and management model. The revision of the model has been made to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

Accordingly, the Company has been reviewing its current business segment structure in order to improve management business analysis, as well as decision-making regarding investments and resources allocation.

EIG Claim Involving Sete Brasil

On February 23, 2016, EIG Management Company (EIG) and affiliates filed a complaint against Petrobras before the federal court in Washington, DC, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brazil Participações SA ( "Sete"), through communications that failed to disclose the alleged corruption scheme in which the Company and Sete were allegedly involved and that plaintiffs’ investments in Sete allowed Petrobras to perpetuate and expand the corruption scheme. Petrobras has not yet been served in this action.

Line of credit

On February 26, 2016, Petrobras signed a term sheet with the China Development Bank -CDB, for a financing of US$10 billion. The parties are also negotiating financing contracts including an agreement to supply crude oil to Chinese companies with similar terms to the contracts executed by them in 2009.

Notes to the financial statements
(Expressed in millions of reais, unless otherwise indicated)

Contracts regarding the sale of its 20% interest in the concessions of Bijupirá and Salema

On February 26, 2016, Petro Rio S.A. terminated the sales contracts signed with the Company on July 1, 2015,  regarding the sale of the 20% interest in the concessions of Bijupirá and Salema (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Therefore, Petrobras maintains its 20% stake in those fields, in partnership with Shell, which owns the remaining 80% and operates the fields.

According to the contractual conditions, with the approval of CADE on August 10, 2015, the Company received the amount of US$ 5 as an advance, which will be fully returned.

Measures of incentive to the exploration and production of oil and natural gas

On March 3, 2016, the Conselho Nacional de Política Energética - CNPE enacted the Resolution No. 2 which authorizes the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis – ANP to extend the periods of the “Round Zero” concession agreements, establishes guidelines for this process, as well as determines that the ANP must notify operators whose fields have not been producing for the last six months, applying for a response to the production restart, transfers of rights, or return the fields. The resolution also extends the special customs procedure of goods for the research and exploitation of oil and gas activities, REPETRO, and requests to complete the studies for proposing the parameters of hiring under the production sharing model in unitized areas in the Pre-Salt.

Financing Agreement with ICBC Leasing (sale and leaseback)

On March 8, 2016, the Company received the amount of US$ 1 billion related to sale and leaseback agreement entered into by Petrobras and ICBC Leasing (Industrial and Commercial Bank of China Leasing), with respect to P-52 platform, as announced on October 13, 2015. P-52 was sold to the bank and the debt will be settled by lease payments. The ownership will be transferred back to the Company by the of lease term. The transaction has a 10 year maturity.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1 - Calculation basis			2015			2014
Consolidated sales revenues (SR)			321,638			337,260
Consolidated net income (loss) before profit sharing and taxes (OI)			(41,229)			(24,771)
Consolidated gross payroll (GP) (i)			30,637			31,671

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,226	4.00	0.38	1,222	3.86	0.36
Compulsory payroll charges	6,162	20.11	1.92	5,774	18.23	1.71
Pension	2,190	7.15	0.68	1,978	6.25	0.59
Health Care	1,685	5.50	0.52	1,477	4.66	0.44
Health and Safety	233	0.76	0.07	225	0.71	0.07
Education	263	0.86	0.08	242	0.76	0.07
Culture	7	0.02	−	18	0.06	0.01
Professional training and development	309	1.01	0.10	365	1.15	0.11
Day-care assistance	79	0.26	0.02	58	0.18	0.02
Profit sharing	−	−	−	1,045	3.30	0.31
Others	92	0.30	0.03	50	0.16	0.01
Total - Internal social indicators	12,246	39.97	3.81	12,454	39.32	3.69

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental (I)	271	(0.66)	0.08	405	(1.63)	0.12
Culture (II)	139	(0.34)	0.04	194	(0.78)	0.06
Sport (III)	86	(0.21)	0.03	94	(0.38)	0.03
Total contributions for the community	496	(1.20)	0.15	693	(2.80)	0.21
Taxes (excluding payroll charges)	113,840	(276.12)	35.39	106,319	(429.21)	31.52
Total - External social indicators	114,336	(277.32)	35.55	107,012	(432.00)	31.73

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation (i)	3,678	(8.92)	1.14	3,169	(12.79)	0.94
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company:	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

Social Balance (continuation)

	Consolidated
5 - Indicators for the staff	2015			2014
Nº of employees at the end of the period			78,470			80,908
Nº of hirings during the period (IV)			804			3,786
Nº of contracted employees (outsourcing) (V)			158,076			203,705
Nº of student trainees (VI)			1,438			1,746
Nº of employees older than 45 (VII)			31,268			33,767
Nº of women that work in the Company			13,695			13,625
% of leadership positions held by women (VII)			15.3%			15.2%
Nº of Negroes that work in the Company (VIII)			20,098			19,959
% of leadership positions held by Negroes (IX)			25.3%			20.3%
Nº of handicapped workers (X)			444			286

6 - Significant information with respect to the exercise of corporate citizenship	2015			Goals 2016
Ratio between the Company’s highest and lowest compensation (XI)			32.0			32.0
Total number of work accidents (XII)			3,096			−
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (XIII)	in the Company 9,455	in Procon 36	in court 30	in the Company 5,564	in Procon -	in court 0
% of claims and criticisms attended or resolved:	in the Company 99.1%	in Procon 47.2%	in court 40%	in the Company 98%	in Procon -	in court 0
Total value added to distribute (in thousand of R$):	In 2015:		169,931	In 2014:		146,440
Distribution of added value:	65% government 17% employees 0% shareholders 39% third parties -21% retained			70% government 22% employees 0% shareholders 23% third parties -15% retained

7 - Other information

I. From 2015, includes the amounts allocated to support social, environmental and educational sports projects. Includes the former lines of "Income and Work Opportunities Generated", "Education for Professional Skills", "Rights of Children and Adolescents Guarantee", "Other" and "Investments in programs and / or projects" in addition portion of line "Sport" aimed at educational sports projects.

II. The value differs from the Social Balance released last year, according to figures published then did not include investments in cultural projects unlinked to the sponsorship program in 2014, which totaled R$ 51.6.

III. From 2015, it does not include the values of educational sports projects already included in the Socio-Environmental line. The value differs from the Social Balance released last year, according to figures published then did not include investments in cultural projects unlinked to the sponsorship program in 2014, which totaled R$ 25,2, in sports projects.

IV. Information for the Petrobras Group in Brazil, related to hiring through public selection processes.
V. In 2015, began to reflect only the service providers who work at Petrobras facilities. The number 2014 has been adjusted for comparison purposes.
VI. Information related to the student trainees of the Parent Company, Petrobras Distribuidora, Transpetro, Breitener and Gas Brasiliano, other subsidiaries do not have internship programs
VII. Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Petrobras Biofuel and subsidiaries outside Brazil
VIII. Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro and Liquigás who declared to be Negroes.
IX. Of the total leadership positions in the Parent Company held by employees who informed their color/race, 25.3% are held by people who declared to be Negroes.
X. Data obtained through the records in the Information System of Health, from the self-declaration of the employee and medical analysis during the occupational exams.
XI. Information related to the Parent company.

XII. It refers to the number of casualties. There is no specific target for the total number of work accidents. The number presented in 2016 was estimated based on the alert limit established for the TOR indicator, which is 4.40 and HHER projected for the year (636.68 million hours-men of risk exposure).

XIII. The information on the Company includes the number of complaints and criticisms received by the Parent Company, Petrobras Distribuidora and Liquigás. The goals for 2016 include only the Parent Company and Liquigás.

(i) Consisting of salaries, benefits, FGTS, Social Security and other benefits to employees.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2015, maintains activities in South America, which includes Argentina, Colombia and Bolivia; North America, which includes Mexico and the United States of America; and Turkey (others), comprised of Turkey. The equity-accounted investments are comprised of the operations of Petrobras Oil and Gas B.V. (PO&G) in Africa, mainly Nigeria, as well as Venezuelan companies involved in exploration and production activities. However, only in the countries Argentina, United States, Nigeria and Venezuela, the Company estimates reserves.

a)         Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2015
Unproved oil and gas properties	26,239	520	1,547	−	−	2,067	28,306	−
Proved oil and gas properties	276,544	7,872	16,037	−	−	23,909	300,453	11,318
Support equipments	276,972	4,164	256	−	16	4,436	281,408	345
Gross capitalized costs	579,755	12,556	17,840	−	16	30,412	610,167	11,663
Depreciation and depletion	(159,173)	(7,955)	(6,146)	−	(16)	(14,117)	(173,290)	(5,006)
Net capitalized costs	420,582	4,601	11,694	−	−	16,295	436,877	6,657

December 31, 2014
Unproved oil and gas properties	24,698	192	1,788	−	−	1,980	26,678	24
Proved oil and gas properties	256,376	5,332	11,281	−	−	16,613	272,989	12,065
Support equipments	211,159	3,136	206	−	9	3,351	214,510	69
Gross capitalized costs	492,233	8,660	13,275	−	9	21,944	514,177	12,158
Depreciation and depletion	(124,020)	(4,656)	(3,383)	−	(9)	(8,048)	(132,068)	(4,831)
Net capitalized costs	368,213	4,004	9,892	−	−	13,896	382,109	7,327

December 31, 2013
Unproved oil and gas properties	49,806	1,936	1,342	51	−	3,329	53,135	−
Proved oil and gas properties	193,003	5,646	14,102	−	−	19,748	212,751	9,304
Support equipments	190,773	842	(642)	(35)	10	175	190,948	2
Gross capitalized costs	433,582	8,424	14,802	16	10	23,251	456,833	9,306
Depreciation and depletion	(104,541)	(4,790)	(2,221)	−	(9)	(7,020)	(111,561)	(3,408)
Net capitalized costs	329,041	3,634	12,581	16	1	16,232	345,273	5,898

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

b)        Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2015
Acquisition of properties
Proved	−	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	9,989	179	275	−	−	454	10,443	34
Development costs	47,906	1,486	1,310	−	−	2,796	50,702	1,420
Total	57,895	1,665	1,585	−	−	3,250	61,145	1,454

December 31, 2014
Acquisition of properties
Proved	−	209	−	−	−	209	209	−
Unproved	120	−	−	−	−	−	120	−
Exploration costs	12,833	288	317	36	−	641	13,474	−
Development costs	42,726	1,285	983	−	−	2,268	44,994	1,501
Total	55,679	1,782	1,300	36	−	3,118	58,797	1,501

December 31, 2013
Acquisition of properties
Proved	−	−	−	−	−	−	−	−
Unproved	6,538	−	−	−	−	−	6,538	−
Exploration costs	13,206	429	830	3	2	1,264	14,470	−
Development costs	39,197	1,576	2,765	660	6	5,007	44,204	556
Total	58,941	2,005	3,595	663	7	6,271	65,212	556

c)         Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2015, 2014 and 2013 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2015
Net operation revenues:
Sales to third parties	2,076	1,002	1,949	−	−	2,951	5,027	1,853
Intersegment	108,846	3,225	−	−	−	3,225	112,071	62
	110,922	4,227	1,949	−	−	6,176	117,098	1,915
Production costs	(53,863)	(1,853)	(629)	−	−	(2,482)	(56,345)	(698)
Exploration expenses	(5,262)	(66)	(1,139)	−	−	(1,205)	(6,467)	(110)
Depreciation, depletion and amortization	(24,735)	(1,005)	(823)	−	−	(1,828)	(26,563)	(624)
Impairment of oil and gas properties	(35,739)	(796)	(1,757)	−	−	(2,553)	(38,292)	(1,077)
Other operating expenses	(6,581)	182	(352)	−	(618)	(788)	(7,369)	(166)
Results before income tax expenses	(15,258)	689	(2,751)	−	(618)	(2,680)	(17,938)	(760)
Income tax expenses	5,188	(261)	5	−	53	(203)	4,985	(286)
Results of operations (excluding corporate overhead and interest costs)	(10,070)	428	(2,746)	−	(565)	(2,883)	(12,953)	(1,046)

December 31, 2014
Net operation revenues:
Sales to third parties	1,190	1,975	2,144	−	−	4,119	5,309	1,578
Intersegment	152,515	2,903	−	−	−	2,903	155,418	3,279
	153,705	4,878	2,144	−	−	7,022	160,727	4,857
Production costs	(64,366)	(2,459)	(489)	−	−	(2,948)	(67,314)	(1,398)
Exploration expenses	(6,720)	(69)	(308)	(38)	−	(415)	(7,135)	(675)
Depreciation, depletion and amortization	(18,091)	(852)	(1,208)	−	−	(2,060)	(20,151)	(421)
Impairment of oil and gas properties	(5,665)	(230)	(4,183)	(16)	−	(4,429)	(10,094)	(180)
Other operating expenses	(6,722)	2,610	(276)	6	279	2,619	(4,103)	(20)
Results before income tax expenses	52,141	3,878	(4,320)	(48)	279	(211)	51,930	2,163
Income tax expenses	(17,728)	(1,206)	(10)	−	41	(1,175)	(18,903)	(1,576)
Results of operations (excluding corporate overhead and interest costs)	34,413	2,672	(4,330)	(48)	320	(1,386)	33,027	587

December 31, 2013
Net operation revenues:
Sales to third parties	2,472	2,201	1,093	438	−	3,732	6,204	1,176
Intersegment	144,809	3,624	−	1,429	−	5,053	149,862	1,640
	147,281	5,826	1,093	1,867	−	8,786	156,067	2,816
Production costs	(57,050)	(3,057)	(381)	(141)	−	(3,580)	(60,630)	(423)
Exploration expenses	(6,057)	(132)	(189)	(61)	(7)	(388)	(6,445)	(4)
Depreciation, depletion and amortization	(16,867)	(1,117)	(693)	(192)	(1)	(2,004)	(18,871)	(565)
Impairment of oil and gas properties	(9)	2	(30)	(1,205)	−	(1,233)	(1,242)	−
Other operating expenses	(2,883)	(552)	(161)	(108)	3,763	2,943	60	−
Results before income tax expenses	64,415	969	(361)	160	3,756	4,524	68,939	1,823

Income tax expenses	(21,901)	(304)	(3)	(790)	(1)	(1,099)	(23,000)	(750)
Results of operations (excluding corporate overhead and interest costs)	42,514	665	(365)	(630)	3,754	3,425	45,939	1,073

d)    Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2015, 2014 and 2013 are shown in the following table. Proved reserves are estimated by the Company’s reservoir geoengineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated							Equity Method Investees
	Brazil	Abroad **					Total
Proved developed and undeveloped reserves		South America	North America	Africa	Others	Total
Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3
Transfers by loss of control*	−	−	−	(140.2)	(140.2)	−	(140.2)	140.2
Revisions of previous estimates	(110.0)	13.4	21.9	−	35.4	1.3	(73.4)	1.8
Extensions and discoveries	818.3	−	33.0	−	33.0	−	851.4	−
Improved Recovery	124.2	−	−	−	−	−	124.2	−
Sales of reserves	(42.3)	−	(1.5)	−	(1.5)	−	(43.8)	(65.4)
Production for the year	(671.0)	(22.8)	(4.3)	−	(27.1)	(0.8)	(698.9)	(16.5)
Reserves at December 31, 2013	10,658.4	166.0	123.1	−	289.2	8.8	10,956.4	84.5
Revisions of previous estimates	629.3	(3.2)	5.3	−	2.1	0.2	631.6	(1.1)
Extensions and discoveries	267.7	3.0	1.6	−	4.6	−	272.3	−
Improved Recovery	−	0.5	−	−	0.5	−	0.5	−
Sales of reserves	−	(104.4)	(0.1)	−	(104.5)	−	(104.5)	−
Purchases of reserves	−	22.9	−	−	22.9	−	22.9	−
Production for the year	(704.6)	(18.3)	(10.0)	−	(28.3)	(1.1)	(734.0)	(11.3)
Reserves at December 31, 2014	10,850.9	66.5	119.9	−	186.5	7.9	11,045.1	72.1
Revisions of previous estimates	(1,968.9)	(3.5)	(18.1)	−	(21.6)	0.1	(1,990.4)	3.1
Extensions and discoveries	407.1	4.8	−	−	4.8	−	411.9	−
Improved Recovery	0.4	0.7	−	−	0.7	−	1.1	16.2
Sales of reserves	(2.3)	(4.5)	−	−	(4.5)	−	(6.8)	−
Production for the year	(743.1)	(11.7)	(11.2)	−	(22.8)	(1.0)	(767.0)	(10.9)
Reserves at December 31, 2015	8,544.1	52.3	90.6	−	142.9	6.9	8,693.9	80.4

(*) Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
(**) In 2013 includes 105 million barrels related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated							Equity Method Investees
	Brazil	Abroad **					Total
Proved developed and undeveloped reserves		South America	North America	Africa	Others	Total
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8
Transfers by loss of control*	−	−	−	(45.5)	(45.5)	−	(45.5)	45.5
Revisions of previous estimates	(291.2)	75.2	2.6	−	77.8	(0.1)	(213.5)	(8.0)
Extensions and discoveries	1,113.0	−	80.4	−	80.4	−	1,193.4	−
Improved Recovery	916.0	−	−	−	−	−	916.0	−
Sales of reserves	(17.3)	−	(13.4)	−	(13.4)	−	(30.7)	(22.8)
Purchases of reserves	0.4	−	−	−	−	−	0.4	−
Production for the year	(773.8)	(100.4)	(4.4)	−	(104.8)	(1.4)	(880.0)	(0.6)
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8	61.9
Revisions of previous estimates	468.0	25.5	46.1	−	71.6	0.1	539.7	(14.4)
Extensions and discoveries	216.0	42.1	6.0	−	48.1	−	264.1	−
Improved Recovery	−	10.8	−	−	10.8	−	10.8	−
Sales of reserves	−	(351.7)	(0.1)	−	(351.8)	−	(351.8)	−
Purchases of reserves	−	47.1	−	−	47.1	−	47.1	−
Production for the year	(805.4)	(101.5)	(4.9)	−	(106.4)	(1.4)	(913.2)	(0.6)
Reserves at December 31, 2014	11,170.3	730.8	180.0	0.0	910.8	10.6	12,091.5	46.9
Revisions of previous estimates	(1,178.3)	16.8	(17.0)	−	(0.2)	0.2	(1,178.3)	(13.1)
Extensions and discoveries	417.6	74.6	−	−	74.6	−	492.2	−
Improved Recovery	0.2	27.7	−	−	27.7	−	27.9	−
Sales of reserves	(1.3)	(90.2)	−	−	(90.2)	−	(91.5)	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(820.8)	(79.2)	(24.5)	−	(103.7)	(1.4)	(925.9)	(0.3)
Reserves at December 31, 2015	9,587.7	680.5	138.5	−	819.1	9.3	10,416.1	33.5
*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
** In 2013 includes 363 billion cubic feet related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net:

	2015				2014				2013
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	4,266.5	6.9	5,320.5	9.3	7,002.7	7.9	6,661.0	10.6	6,509.3	8.8	6,578.9	11.8
South America	39.7	−	366.3	−	52.0	−	358.2	−	86.0	−	368.4	−
North America	53.6	−	122.5	−	63.6	−	146.2	−	46.2	−	9.9	−
Abroad	93.4	−	488.8	−	115.6	−	504.3	−	132.2	−	378.3	−
Total Consolidated Entities	4,359.9	6.9	5,809.3	9.3	7,118.3	7.9	7,165.4	10.6	6,641.6	8.8	6,957.3	11.8
Nonconsolidated Entities
South America	6.6	−	8.0	−	9.4	−	15.7	−	12.4	−	14.9	−
Africa	28.0	−	10.4	−	30.8	−	14.4	−	37.3	−	15.7	−
Abroad	34.7	−	18.4	−	40.2	−	30.1	−	49.8	−	30.5	−
Total Nonconsolidated Entities	34.7	−	18.4	−	40.2	−	30.1	−	49.8	−	30.5	−
Total Consolidated and Nonconsolidated Entities	4,394.5	6.9	5,827.7	9.3	7,158.5	7.9	7,195.5	10.6	6,691.4	8.8	6,987.8	11.8

Net proved undeveloped reserves:
Consolidated Entities
Brazil	4,277.7	−	4,267.2	−	3,848.2	−	4,509.2	−	4,149.1	−	4,712.7	−
South America	12.5	−	314.2	−	14.6	−	372.5	−	80.1	−	690.1	−
North America	37.0	−	16.0	−	56.4	−	33.8	−	77.0	−	123.1	−
Abroad	49.5	−	330.3	−	71.0	−	406.3	−	157.1	−	813.2	−
Total Consolidated Entities	4,327.2	−	4,597.5	−	3,919.2	−	4,915.5	−	4,306.2	−	5,525.9	−
Nonconsolidated Entities
South America	7.9	−	8.9	−	8.6	−	11.9	−	8.8	−	26.4	−
Africa	37.8	−	6.2	−	23.3	−	4.9	−	25.9	−	4.9	−
Abroad	45.7	−	15.1	−	31.9	−	16.8	−	34.7	−	31.3	−
Total Nonconsolidated Entities	45.7	−	15.1	−	31.9	−	16.8	−	34.7	−	31.3	−
Total Consolidated and Nonconsolidated Entities	4,372.9	−	4,612.6	−	3,951.1	−	4,932.3	−	4,340.8	−	5,557.2	−
Apparent differences in the sum of the numbers are due to rounding off.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

e)         Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 of the SEC – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indications, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. In Brazil, together with the income tax, is included future social contribution These amounts include allowable deductions which are subject to the statutory rates. The discounted future net cash flows are calculated using discount factors of 10% applied to mid-period. This discounted future net cash flows requires a estimate of when the future expenditures will be incurred and when the reserves will be produced year-by-year.

The valuation prescribed under Codification Topic 932 of the SEC– Extractive Activities - Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measure of discounted future net flows are presented originally in U.S. dollars on Form 20-F of the SEC were converted to the real for these financial statements. Therefore, in order to maintain consistency with the criteria used in measuring the estimates of future cash flows, as described above, the exchange rate used for converting each period follows the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Exchange differences arising on translation are shown as cumulative translation adjustments in handling flows tables, as follows.

Discounted future net cash flows:

	Consolidated Entities						Equity Method Investees
	Brazil	Abroad**				Total
At December 31, 2015		South America	North America	Africa	Total
Future cash inflows	1,524,183	21,563	15,560	−	37,123	1,561,306	12,995
Future production costs	(844,332)	(10,434)	(8,847)	−	(19,281)	(863,613)	(4,629)
Future development costs	(215,751)	(3,481)	(3,272)	−	(6,753)	(222,504)	(4,050)
Future income tax expenses	(202,433)	(1,736)	(76)	−	(1,812)	(204,245)	(1,151)
Undiscounted future net cash flows	261,667	5,912	3,365	−	9,277	270,944	3,165
10 percent midyear annual discount for timing of estimated cash flows *	(120,677)	(1,939)	(488)	−	(2,427)	(123,104)	(1,480)
Standardized measure of discounted future net cash flows	140,990	3,973	2,877	−	6,850	147,840	1,685

At December 31, 2014
Future cash inflows	2,529,273	16,770	26,530	−	43,300	2,572,573	14,704
Future production costs	(1,098,425)	(8,762)	(8,630)	−	(17,392)	(1,115,817)	(4,456)
Future development costs	(164,084)	(2,798)	(5,504)	−	(8,302)	(172,386)	(3,775)
Future income tax expenses	(441,802)	(1,447)	(955)	−	(2,402)	(444,204)	(2,152)
Undiscounted future net cash flows	824,962	3,763	11,441	−	15,204	840,166	4,321
10 percent midyear annual discount for timing of estimated cash flows *	(418,349)	(1,230)	(3,703)	−	(4,933)	(423,282)	(1,296)
Standardized measure of discounted future net cash flows	406,613	2,533	7,738	−	10,271	416,884	3,025

At December 31, 2013
Future cash inflows	2,444,936	36,145	26,017	−	62,162	2,507,098	18,802
Future production costs	(1,011,789)	(18,843)	(7,509)	−	(26,351)	(1,038,140)	(6,576)
Future development costs	(156,636)	(4,626)	(6,025)	−	(10,651)	(167,287)	(4,153)
Future income tax expenses	(443,858)	(3,649)	(365)	−	(4,014)	(447,872)	(2,633)
Undiscounted future net cash flows	832,653	9,028	12,118	−	21,146	853,799	5,441
10 percent midyear annual discount for timing of estimated cash flows *	(426,231)	(3,093)	(4,931)	−	(8,024)	(434,256)	(1,768)
Standardized measure of discounted future net cash flows	406,422	5,935	7,187	−	13,122	419,543	3,673
(*) Semiannual capitalization
(**) In 2013 includes the amount of R$ 3,790 million related to assets held for sale, carried out in 2014.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
Balance at January 1, 2015	406,613	2,532	7,739	−	−	10,271	416,884	3,025
Sales and transfers of oil and gas, net of production cost	(57,037)	(1,845)	(1,329)	−	−	(3,174)	(60,211)	(818)
Development costs incurred	47,906	1,486	1,310	−	−	2,796	50,702	1,420
Net change due to purchases and sales of minerals in place	(113)	(191)	−	−	−	(191)	(304)	−
Net change due to extensions, discoveries and improved, less related costs	21,499	1,068	−	−	−	1,068	22,567	1,606
Revisions of previous quantity estimates	(97,550)	6	(2,161)	−	−	(2,155)	(99,705)	441
Net change in prices, transfer prices and in production costs	(610,081)	499	(9,258)	−	−	(8,759)	(618,840)	(5,728)
Changes in estimated future development costs	(22,904)	(1,221)	1,775	−	−	554	(22,350)	(399)
Accretion of discount	40,661	517	1,035	−	−	1,552	42,213	429
Net change in income taxes	226,167	220	305	−	−	525	226,692	1,110
Others - unspecified	−	(133)	303	−	−	170	170	599
Cumulative translation adjustment	185,829	1,035	3,158	−	−	4,193	190,022	−
Balance at December 31, 2015	140,990	3,973	2,877	−	−	6,850	147,840	1,685

Supplementary information (unaudited)
(Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	Abroad**					Total
		South America	North America	Africa	Others	Total
Balance at January 1, 2014	406,422	5,935	7,186	−	−	13,121	419,543	3,672
Transfers by loss of control*	−	−	−	−	−	−	−	−
Sales and transfers of oil and gas, net of production cost	(89,330)	(1,525)	(1,638)	−	−	(3,163)	(92,493)	(2,228)
Development costs incurred	42,726	1,285	983	−	−	2,268	44,994	1,501
Net change due to purchases and sales of minerals in place	−	(2,555)	249	−	−	(2,306)	(2,306)	−
Net change due to extensions, discoveries and improved, less related costs	16,847	427	−	−	−	427	17,274	−
Revisions of previous quantity estimates	39,241	(64)	498	−	−	434	39,675	(71)
Net change in prices, transfer prices and in production costs	(78,114)	(599)	(884)	−	−	(1,483)	(79,597)	(1,347)
Changes in estimated future development costs	(27,679)	(846)	90	−	−	(756)	(28,435)	(273)
Accretion of discount	40,642	308	803	−	−	1,111	41,753	412
Net change in income taxes	17,720	(266)	(220)	−	−	(486)	17,234	202
Others - unspecified	−	(71)	57	−	−	(14)	(14)	−
Cumulative translation adjustment	38,138	503	615	−	−	1,118	39,256	1,157
Balance at December 31, 2014	406,613	2,532	7,739	−	−	10,271	416,884	3,025

Balance at January 1, 2013	366,823	6,223	4,795	7,303	−	18,321	385,144	800
Transfers by loss of control*	−	−	−	(7,303)	−	(7,303)	(7,303)	7,303
Sales and transfers of oil and gas, net of production cost	(73,254)	(2,499)	(857)	−	−	(3,356)	(76,610)	(1,584)
Development costs incurred	36,063	1,538	390	660	6	2,594	38,657	512
Net change due to purchases and sales of minerals in place	(2,173)	587	(249)	−	−	338	(1,835)	(4,047)
Net change due to extensions, discoveries and improved, less related costs	71,493	−	1,451	−	−	1,451	72,944	−
Revisions of previous quantity estimates	(8,783)	60	2,016	−	−	2,076	(6,707)	180
Net change in prices, transfer prices and in production costs	(20,927)	(804)	(756)	(660)	(5)	(2,225)	(23,152)	(897)
Changes in estimated future development costs	(41,285)	(870)	(745)	−	−	(1,615)	(42,900)	(185)
Accretion of discount	36,682	962	584	−	−	1,546	38,228	541
Net change in income taxes	(1,891)	407	(27)	−	−	380	(1,511)	586
Others - unspecified	−	(343)	65	−	−	(278)	(278)	−
Cumulative translation adjustment	43,674	674	519	−	(1)	1,192	44,866	463
Balance at December 31, 2013	406,422	5,935	7,186	−	−	13,121	419,542	3,672
(*) Amount transferred due to deconsolidation of PO&G.
(**) In 2013 includes the amount of R$ 3,790 million related to assets held for sale, carried out in 2014.

Bolivian proved reserves are not included due to restrictions in accordance with Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras

The Board of Directors and Officers

BOARD OF DIRECTORS LUIZ NELSON GUEDES DE CARVALHO President

ALDEMIR BENDINE Member	LUCIANO GALVÃO COUTINHO Member	LUIZ AUGUSTO FRAGA NAVARRO DE BRITTO FILHO (*) Member

SEGEN FARID ESTEFEN Member	GUILHERME AFFONSO FERREIRA Member	WALTER MENDES DE OLIVEIRA FILHO Member

ROBERTO DA CUNHA CASTELLO BRANCO Member	DEYVID SOUZA BACELAR DA SILVA Member

EXECUTIVE COMMITTEE (OFFICERS) ALDEMIR BENDINE Chief Executive Officer (CEO) - President

HUGO REPSOLD JÚNIOR Director of Gas and Power	JOÃO ADALBERTO ELEK JÚNIOR Director of Governance, Risk and Compliance

ANTÔNIO SÉRGIO OLIVEIRA SANTANA Corporate and Services Director	ROBERTO MORO Director of Engineering, Technology and Materials

IVAN DE SOUZA MONTEIRO Chief Financial and Investor Relations Officer	JORGE CELESTINO RAMOS Director of Refining, Transportation and Marketing

SOLANGE DA SILVA GUEDES Director of Exploration and Production	PAULO JOSE ALVES Chief Accounting Officer (CAO) CRC-RJ-060.073/O-0

(*) Abstention to approve the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.